SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   F O R M  10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SEVEN SEAS PETROLEUM INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      YUKON TERRITORY                                     73-1468669
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

SUITE 960, THREE POST OAK CENTRAL, 1990 POST OAK BOULEVARD, HOUSTON, TEXAS 77056
       (Address of principal executive offices)                       (Zip Code)

         REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (713) 622-8218

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                    TITLE OF EACH CLASS TO BE SO REGISTERED
                                      NONE

                   NAME OF EACH EXCHANGE ON WHICH REGISTERED
                         EACH CLASS IS TO BE REGISTERED
                                 NOT APPLICABLE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                      COMMON SHARES, NO PAR VALUE PER SHARE
                                (Title of Class)

ITEM 1.   BUSINESS

       GENERAL.

       Seven Seas Petroleum Inc. ("Seven Seas") is engaged in the exploration and development of oil and gas properties outside of North America. Seven Seas, through its subsidiaries, owns interests in seven prospective areas located in Colombia, Australia and Papua New Guinea, all of which are in the initial stages of exploration and development. Seven Seas and its subsidiaries are collectively referred to herein as the "Company." Certain oil industry terms used herein are defined in the Glossary of Technical Terms attached hereto as Appendix A.

       The Company's principal asset is a 57.7% interest in the Dindal Association Contract and Rio Seco Association Contract (collectively, the "Association Contracts") which are located in the Upper Magdalena Basin in Colombia, approximately 90 kilometers northwest of Bogota. In 1996, two exploratory wells were drilled on the Dindal block. The Company also holds the following interests in exploratory oil and gas properties: an 11.875% interest in the Tapir Association Contract in the Llanos Basin in Colombia; an 11.77% interest in the EP381 Permit and in the Whicher Range Permit Application in Perth Basin, Australia; a 20% interest in Block T27P in the Bass Basin, offshore southern Australia; and a 100% interest in PPL-182 in southern Papua New Guinea. For a description of the Company's interests in these properties, see "Properties."

       The Company's primary business strategy is to explore and develop the Dindal and Rio Seco Association Contracts in Colombia. The Company also intends to explore its other oil and gas interests in Colombia, Australia and Papua New Guinea and may acquire additional oil and gas exploration opportunities which management believes have large reserve potential. Although this type of exploration and development generally involves higher risks, in the view of management, it holds the potential to produce greater economic rewards.

       SUMMARY OF PROPERTIES

       The following summary of the Company's properties is qualified in its entirety by the more detailed information included herein under the headings "Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

       DINDAL AND RIO SECO ASSOCIATION CONTRACTS, UPPER MAGDALENA BASIN, COLOMBIA. The Company's principal asset is a 57.7% interest in the Association Contracts which entitle the Company to engage in exploration, development and production activities in approximately 106,000 acres located in the oil producing Upper Magdalena Basin, about 90 kilometers northwest of Bogota. Recent discoveries in the Magdalena Basin include Amoco's Opon Field, located approximately 170 kilometers north of the prospect area, and Lasmo's Venganza/Revancha complex, located approximately 150 kilometers to the south.

       Three wells have been drilled, to date, on the Dindal block under the Dindal Association Contract. The El Segundo #1 well commenced drilling on December 10, 1995, reached total depth in mid-January 1996 and was placed on a long-term production test in July 1996. The El Segundo #2 well was completed for testing in November 1996 and a long-term production test commenced in February 1997. The Escuela #1 well, which was drilled in 1994 prior to the acquisition of an interest in the block by the Company, was plugged and abandoned as a dry hole. The following table provides a summary of the El Segundo #1 well and the El Segundo #2 wells:

                                            TOTAL DRILLING  MAXIMUM TESTED
                                                 DEPTH         PRODUCTION
        WELL             DATE COMPLETED          (FEET)       BOPD RATE(1)
        ----             --------------     -------------   --------------
        El Segundo #1    February 1996          5,718             3,415

        El Segundo #2    November 1996          6,820             8,948

(1) References are from production testing only and are not necessarily indicative of flow rates that may be utilized during long-term production. Production tests are conducted to obtain an indication of the flow capacity of individual wells and to give an indication of reservoir quality. Actual producing rates from individual wells will depend on the results of an integrated reservoir study and an engineering production plan which will incorporate data from all wells in the field in a development plan to maximize economic recovery of oil from the reservoir.

       The first well for the Rio Seco Association Contract, the Tres Pasos #1 well, is expected to commence drilling operations in May 1997. The Tres Pasos #1 well is an appraisal well for the oil accumulation discovered in the Dindal block and is located some 2.5 kilometers northwest of the surface location of the El Segundo #1 and #2 wells. The Company plans to drill up to two additional wells on the Dindal block in 1997 and to acquire permits for a seismic survey, in each case, to determine the potential size of the oil accumulation by further delineating the areal extent and reservoir geology of the structure. The Company may expend up to $12 million on the exploration of the Dindal and Rio Seco blocks in 1997, including the cost of two wells, estimated at approximately $4.4 million, which are required to be drilled under the terms of the Association Contracts.

       TAPIR ASSOCIATION CONTRACT, LLANOS BASIN, COLOMBIA. The Tapir Association Contract is located in the Llanos Basin of east central Colombia and is crossed by two oil pipelines carrying production from nearby oil fields. An exploratory well is expected to commence on the Tapir block in late 1997 or in the first quarter of 1998 following receipt of required permits from the Ministry of the Environment. The estimated cost to the Company of this well is approximately $250,000. An existing discovery well, the Macarenas #1, was drilled on the Tapir block in 1993 and produced 320 BOPD in a short-term test, but was not completed for production. Since the well was drilled and tested, additional oil pipeline infrastructure has been built in the area. The operator plans to place the well on long-term production test after the completion of the exploratory well to determine sustainable production rates and the extent of the reservoir.

       PERTH BASIN, EP381 AND WHICHER RANGE PERMITS, AUSTRALIA. The Company currently holds an 11.765% working interest in EP 381, an exploration permit covering 455,405 acres, and in the Whicher Range Permit Application, covering 439,141 acres, both of which are located in the Perth Basin, Western Australia. The greater Perth Basin produces gas and oil from accumulations onshore in a region north of the Company's permit areas and north of the city of Perth. The Whicher Range Permit Application, which adjoins EP381 to the north and contains the Whicher Range Gas Field discovered by Union Oil of California in 1968, was reserved for the applicants pending resolution of native claims pursuant to the Australian NATIVE CLAIMS ACT 1993.

       The principal exploration interest in the EP 381 and the Whicher Range Permit areas is for natural gas generated in Permian coal measures and reservoired within adjacent Permian sandstones. The operator of the permit areas has conducted reservoir studies on the Whicher Range Permit Application area, the results of which indicate that the use of different drilling technologies and newer completion techniques could make the Whicher Range Gas Field economic to develop. Based on this technical assessment and the market for natural gas now believed to be available in the area, the partners plan to re-enter and test the Whicher Range #1 well in 1997. If this re-entry and test is successful, the parties may drill an additional well in late 1997 and initiate additional seismic programs in the block. In addition, a new seismic study was commenced in March 1997 to delineate further prospects in the EP381 prospect area. In May 1995, the Scott River #1 well was drilled in the southern portion of EP 381, encountered Permian sandstones which had sub-commercial saturations of natural gas and was abandoned.

       BASS BASIN, BLOCK T27P, AUSTRALIA. The Company holds a 20% working interest in Block T27P, a 1.8 million acre block in about 70 meters of water, in the Bass Basin, the central of three basins offshore southern Australia. The easternmost basin is the Gippsland Basin where BHP Petroleum and Esso have a series of large oil and gas fields. The westernmost basin is the Otway Basin, the site of recent gas discoveries by BHP Petroleum and others which will likely serve the South Australia and Victoria gas market. The Bass Basin has been the site of a series of gas and oil shows and discoveries, including the Yolla Field, which is adjacent to Block T27P. The Yolla Field was discovered by Amoco in the mid-1980's but has not yet been appraised or developed for production.

       Globex Exploration, the operator of the permit with a 80% working interest, has completed a 1,000 kilometer 2D seismic program in the block. The remaining work commitment in the block consists of a 3D seismic survey and two exploration wells. Globex Exploration has selected a drillable prospect approximately 10 kilometers north of the Yolla Field, and is seeking additional participants in the block to share the cost of an exploratory well which is estimated to be approximately $5 million. As suitable drilling rigs are not available in the near term, Globex has applied for a permit extension in the block until a suitable rig can be contracted.

       PERMIT PPL-182, PAPUA NEW GUINEA. The Company was granted exploration permit PPL-182 in southern Papua New Guinea effective June 11, 1996. The permit covers an area of 1,200,000 acres located both onshore and offshore in the Fly River Delta and the Gulf of Papua. The nearest discovery to the permit area is the Pandora Gas Discovery located in PPL-82 approximately 150 kilometers to the east in the Gulf of Papua.

       Past exploration activity within PPL-182 has resulted in the acquisition of seismic data and the drilling of several exploration wells. The Company's first year work program consists of a geological and geophysical review of existing data. Based on the results of this study, the Company will decide whether to proceed with the second year's work commitment which provides for seismic reprocessing and acquisition of a high resolution aeromagnetic survey and is expected to cost approximately $500,000. The Company plans to secure an industry partner or partners to underwrite a significant portion of future exploration costs.

       RISKS ASSOCIATED WITH THE COMPANY'S BUSINESS.

       EXPLORATION AND DEVELOPMENTAL RISKS. Oil and gas exploration and development is a speculative business and involves a high degree of risk. The Company has expended, and plans to continue to expend, significant amounts of capital on the acquisition and exploration of its properties. Even if the results of such activities are favorable, as in Colombia where the Company has made an oil discovery, subsequent drilling at significant costs must be conducted on the property to determine if commercial development of the property is feasible. Oil and gas drilling may involve unprofitable efforts, not only from dry wells but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as overpressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. Exploration of offshore oil and gas properties also involves an increased degree of risk relative to onshore or close-to-shore exploration primarily due to greater technical obstacles. The marketability of oil and gas which may be acquired or discovered by the Company will be affected by the quality and viscosity of the production and by numerous factors beyond its control, including market fluctuations, the proximity and capacity of oil and gas pipelines and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, importing and exporting of oil and gas and environmental protection. There can be no assurance the Company will be able to discover, develop and produce sufficient reserves in Colombia, Australia, Papua New Guinea, or elsewhere to recover the costs and expenses incurred in connection with the acquisition, exploration and development thereof and achieve profitability.

       NEED FOR ADDITIONAL FINANCING. The Company has no significant income producing properties and its principal asset, the Dindal and Rio Seco blocks, is in the early stage of exploration and development. Since inception through December 31, 1996, the Company incurred cumulative losses of $4,314,622 and, because of its continued exploration activities, expects that it will continue to incur losses and that its accumulated deficit will increase until commencement of production from the Dindal and Rio Seco blocks in quantities sufficient to cover operating expenses related thereto. The exploration and development of the Company's current properties and any properties acquired in the future is expected to require substantial amounts of additional capital which the Company may be required to raise through debt or equity financings, encumbering properties or entering into arrangements where by certain costs of exploration will be paid by others to earn an interest in the property. There can be no assurance that the additional debt or equity financing expected to be necessary to fund the Company's operations and obligations will be available to the Company on economically acceptable terms. If sufficient funds cannot be raised to meet the Company's obligations with respect to a property, the Company may elect to forfeit its interest in such property. See"Management's Discussion and Analysis of Financial Condition and Results of Operations."

       RISKS INHERENT IN FOREIGN OPERATIONS. There are risks inherent in the fact that the Company has acquired and intends to continue to acquire interests in oil and gas properties located outside of North America in some cases in countries which may be considered politically and economically unstable. Accordingly, the Company is subject to risks inherent in the ownership and development of foreign properties including, without limitation, cancellation or renegotiation of contracts, royalty and tax increases, retroactive tax claims, expropriation, adverse changes in currency values, foreign exchange controls, import and export regulations, environmental controls, and other laws, regulations or international developments which may adversely affect the Company's properties. The Company's operations and agreements may be governed by foreign laws and, in the event of a dispute, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. Certain of the properties for which the Company has an application pending in Australia are the subject of native claims which remain unresolved. In addition, there can be significant logistical problems, costs and risks in conducting oil and gas activities in remote, rugged and primitive regions such as Papua New Guinea, or in Colombia where the Company's operations may be exposed to potentially detrimental activities by the leftist guerrillas that have operated in the region for many years.

       DEPENDENCE ON ACTIVITIES IN COLOMBIA. The Company's success currently depends to a high degree on its activities in Colombia. This dependence is likely to be reflected in both the short-term performance and the Company's long-term financial results. The Company currently intends to drill up to three additional wells on the Dindal and Rio Seco blocks in 1997. The market price of the Common Shares may significantly fluctuate based on the outcome of individual wells.

       RISKS OF JOINT VENTURES. The Company has and expects to continue to acquire only partial interests in oil and gas properties through joint venture agreements with other oil and gas corporations which may, by the terms of such joint venture agreements, be the operators of such programs. Although the Company can take certain steps to determine if the risk of the program to be conducted by the operator is appropriately spread over a number of prospects, there can be no assurance that the risk will be so allocated, that the program will be carried out by the operator in a manner deemed appropriate by the Company or that the prospects will be successful. In addition, the Company's ability to continue its exploration and development programs may be dependent upon the decision of its joint venture partners to continue exploration and development programs and to finance their portion of the costs and expenses of the joint venture. If the Company's partners do not elect to continue and to finance their obligations to the joint ventures, the Company may be required to accept an assignment of the partners' interests therein and assume their financing obligations or relinquish its interest in the joint venture.

       OPERATING HAZARDS AND UNINSURED RISKS. The Company is also subject to all the risks normally incident to drilling for and producing oil and gas, including hazards such as over-pressured formations, blowouts, cratering, fires, spills, or other hazards or conditions, any of which could result in damage to or loss of life or property. In accordance with industry practice, the Company is not fully insured against these risks nor are all such risks insurable. Payment of such potential liabilities would reduce the funds available for exploration, drilling and production and could have a material adverse effect on the Company.

       LIMITED OPERATING HISTORY; DEPENDENCE ON KEY PERSONNEL. The Company has a limited operating history and the success of the Company depends to a large degree upon the efforts of its executive officers, the loss of whose services could have a material adverse effect on the business and prospects of the Company. The Company has entered into employment agreements with three of its executive officers, the terms of which are more particularly described under "Executive Compensation" below. The Company does not maintain key man insurance.

       POTENTIAL CONFLICTS. Certain of the directors of Seven Seas also serve as officers, directors or consultants of other companies involved in natural resource development which activities may be in competition with the Company and may result in conflicts of interest. In the event a director has an interest in an investment or proposed investment of the Company or other conflict of interest, it is the Company's policy that such director not participate in the Company's decision-making with respect thereto and that any transactions with such officers or directors be on terms consistent with industry standards and sound business practices.

       UNCERTAINTY OF ESTIMATES OF OIL AND NATURAL GAS RESERVES. Estimates of the Company's proved oil and gas reserves and projected future net revenues appearing elsewhere herein are based on reserve reports prepared by independent petroleum engineers. The estimation of reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Different reserve engineers may make different estimates of reserve quantities and revenues attributable thereto based on the same data. Estimates of proved undeveloped reserves, which comprise a substantial portion of the Company's reserves, are by their nature less certain. The accuracy of any reserve estimate depends on the quality of the available data as well as engineering and geological interpretation and judgment. Results of drilling, testing and production and changes in the assumptions regarding decline and production rates, crude oil prices, revenues, taxes, capital expenditures, operating expenses, geologic success and quantities of recoverable crude oil may vary substantially from those assumed in the estimates, may result in revisions to such estimates and could materially affect the estimated quantities and related value of reserves set forth herein. The estimates of future net revenues reflect oil and gas prices as of the date of estimation, without escalation. There can be no assurance, however, that such prices will be realized or that the estimated production volumes will be produced during the periods indicated. Future performance that deviates significantly from the reserve reports could have a material adverse effect on the Company.

       SERVICE AND ENFORCEMENT OF LEGAL PROCESS. The Company is continued under the laws of the Yukon Territory in Canada. Certain of the directors of the Company, and certain experts utilized by the Company, are residents of Canada and all or substantially all of such persons' assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service within the United States upon the directors and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States against such persons and the Company predicated upon civil liability under the United States federal securities laws. The Company has been advised by its counsel that there is no assurance that judgments of U.S. courts for liabilities predicated solely upon U.S. federal securities laws will be enforceable in Canada against the Company or against any of its directors or experts who are not residents of the United States.

       MARKETS. There is substantial uncertainty as to the prices which the Company may receive for production from its existing oil reserves or from oil and gas reserves, if any, which the Company may discover. The availability of a ready market and the prices received for oil and gas produced depend upon numerous factors beyond the control of the Company including, but not limited to, adequate transportation facilities (such as pipelines), the marketing of competitive fuels, fluctuating market demand, governmental regulation and world political and economic developments. Prices for crude oil are subject to wide fluctuation in response to relatively minor changes in supply and demand, market uncertainty and a variety of additional factors that are beyond the control of the Company. It is possible that, under market conditions prevailing in the future, the production and sale of oil, if any, from certain of the Company's properties may not be commercially feasible and the production of gas from the Company's properties in Colombia, the Bass Basin and Papua New Guinea, is not currently expected to be commercially feasible. The sale of oil from the long-term production tests on the Company's properties in Colombia is currently being sold to Ecopetrol.

       COMPETITION. Oil and gas exploration is extremely competitive in all of its phases and particularly in exploration for and development of new sources of crude oil and natural gas. The Company must compete with other companies that are larger and financially stronger in acquiring properties suitable for exploration, in contracting for drilling equipment and in securing trained personnel. The Company is not a significant participant in the oil and gas industry and it may not always be possible to acquire properties suitable for drilling at economic prices.

       REGULATION. The Company's operations are subject to regulations imposed by the local regulatory authorities including, without limitation, currency regulation, import and export regulation, taxation and environmental controls. The regulations also generally specify, among other things, the extent to which properties may be acquired or relinquished, permits necessary for drilling of wells, spacing of wells, measures required for preventing waste of oil and gas resources and, in some cases, rates of production and sales prices to be charged to purchasers. Specifically, Colombian operations are governed by a number of ministries and agencies including Ecopetrol, the Ministry of Mines and Energy, and the Ministry of the Environment. It is possible that the administration and enforcement of current environmental laws and regulations or the passage of new environmental laws or regulations in Colombia could result in substantial costs and liabilities in the future or in delays in obtaining the necessary permits to conduct and expand the Company's operations in such country. The Company has experienced and may continue to experience delays in obtaining the necessary environmental permits to expand its operations in Colombia. Operations in Australia are governed by the State of Western Australia and by the State of Tasmania. Operations in Papua New Guinea are currently governed by the Department of Mining and Petroleum.

       FORWARD-LOOKING INFORMATION. All statements other than statements of historical fact contained herein, including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Properties," are forward-looking statements. Forward-looking statements in this Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate," "project," "potential" or "expect" or similar statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the aforementioned risks, such as the uncertainty of costs associated with exploratory drilling, drilling results and reserve estimates, operating hazards, need for additional capital, competition from other exploration, development and production companies, the fluctuations of the prices received or demand for the Company's oil and gas, and the effects of governmental and environmental regulation. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements in this paragraph.

       HISTORY AND ORGANIZATIONAL STRUCTURE.

       Seven Seas became subject to the laws of the Yukon Territory in August 1996. Seven Seas was formed effective June 29, 1995 as a result of an amalgamation (the "Amalgamation") under the laws of the province of British Columbia of Rusty Lake Resources Ltd. ("Rusty Lake") and Seven Seas Petroleum Inc. (the "Predecessor"), which was incorporated under the laws of British Columbia on February 3, 1995. Under the terms of the Amalgamation, the shares of Rusty Lake were exchanged for shares of Seven Seas on a 35-to-1 basis, while the shares of the Predecessor were exchanged for shares of Seven Seas on a 1-to-1 basis. Rusty Lake was formed by an amalgamation of the Lithium Corporation of Canada, Limited and Stockgold Resources Inc. under the laws of Ontario effective January 31, 1993. Prior to the Amalgamation, Rusty Lake was a dormant mineral exploration and development corporation whose common shares were quoted for trading on the Canadian Dealer Network.

       The Company's principal executive office is located at Suite 960, Three Post Oak Central, 1990 Post Oak Boulevard, Houston, Texas 77056 and its telephone number is (713) 622-8218. The Company's operations are managed from its Houston, Texas headquarters which consists of a staff of five employees, using professional consulting services as needed. The Company also maintains an office in Tulsa, Oklahoma with a staff of two employees.

       The following chart details the structure of Seven Seas and its subsidiaries as of March 31, 1997. Except as noted, all of the subsidiaries are directly or indirectly wholly owned by Seven Seas:

                                                --------------------------------------------
                                                |                                          |
                                                |                                          |
                                ----------------|         Seven Seas Petroleum Inc.        |---------------------------------
                                |               |                  (Yukon)                 |          |                     |
                                |               |                                          |          |                     |
                                |               |                                          |          |                     |
                                |               |                                          |          |                     |
                                |               --------------------------------------------          |                     |
                                |                                    |                                |                     |
                       ----------------               ---------------------------------     ----------------------   ---------------
                          Seven Seas                        Seven Seas Petroleum                  Seven Seas           Seven Seas
                           Resources                            Holdings Inc.                     Petroleum            Petroleum
                        Australia Inc.                        (Cayman Islands)                      Turkey             USA, Inc.
                            (B.C.)                             Holding Company                   Inc. (B.C.)            (U.S.A.)
                          (Dormant)                                                               (Dormant)
                       ----------------               ---------------------------------     ----------------------   ---------------
                                                           |          |
                                                           |          |
                     ---------------------------------------          |
                     |                                                |
                     |                                                |
         -----------------------------------------------------------------------------------------------------------------
         |           |             |                        |                    |                  |                    |
         |           |             |                        |                    |                  |                    |
-------------------- |  ----------------------   ----------------------   ----------------   ----------------    ----------------
    Seven Seas       |        Seven Seas               Seven Seas            Seven Seas         Seven Seas          Seven Seas
Petroleum Argentina  |   Petroleum Australia       Petroleum Colombia        Petroleum          Petroleum         Petroleum PNG Inc.
       Inc.          |           Inc.                     Inc.             Mediterranean          Turkey          (Cayman Islands)
 (Cayman Islands)    |     (Cayman Islands)         (Cayman Islands)            Inc.          (Cayman Islands)     Oil and Gas
     (Dormant)       |       Oil and Gas              Oil and Gas          (Cayman Islands)     (Dormant)          Exploration
                     |       Exploration              Exploration            (Dormant)
-------------------- |  ----------------------   ----------------------   ----------------   ----------------    ----------------
                     |                                      |
                     |                                      |
                     |   ---------------------------------------------------------------------------------------------
                     |   |                                  |                              |                         |
                     |   |                                  |                              |                         |
          ----------------------------              ----------------------      ----------------------     ----------------------
           Esmeralda Limited Liability               GHK Company Colombia     Cimarrona Limited Liability    Petrolinson, S.A.
               Company (Oklahoma)                         (Oklahoma)                   Company                    (Panama)
             Oil and Gas Exploration                 Oil and Gas Exploration          (Oklahoma)            Oil and Gas Exploration
                                                                                 Oil and Gas Exploration
          ----------------------------              ----------------------      ----------------------     ----------------------

       The Company, through Seven Seas Petroleum Colombia Inc., owns a 62.963% membership interest in Cimarrona Limited Liability Company. The remaining 37.037%
membership interest is owned by MTV Investments, Limited Partnership, a party at arms' length to the Company. Seven Seas Petroleum Holdings Inc. and Seven Seas Petroleum Colombia Inc. each own 50% of the membership interests of Esmeralda Limited Liability Company, as a limited liability company is required to have a minimum of two members. The Company intends to dissolve its dormant British Columbia subsidiaries.

       Financial information about foreign operations may be found in Note 5 of the Notes to Consolidated Financial Statements contained in Item 13 below.

ITEM 2.  SELECTED FINANCIAL DATA.

       The following selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein.

                                                           Period from Inception
                                             Year Ended     (February 3, 1995)
                                            December 31,    through December 31,
INCOME STATEMENT DATA                          1996                1995
                                            ------------   ---------------------
   Revenues                                    575,281           152,383
   Net loss                                 (2,194,637)       (2,119,985)
   Net loss per common share                     (0.17)            (0.23)
   Weighted average shares outstanding      12,971,871         9,247,101

                                                           Period from Inception
                                             Year Ended     (February 3, 1995)
                                            December 31,    through December 31,
BALANCE SHEET DATA                             1996               1995
                                            ------------   ---------------------
   Cash and cash equivalents                 10,620,477        3,365,603
   Total assets                             171,533,207        4,170,437
   Current liabilities                        2,805,665          120,305
   Minority interest                          1,060,433          --
   Stockholder's equity                     167,667,109        4,050,132

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS.

       LIQUIDITY AND CAPITAL RESOURCES.

       Since inception, the Company's activities have been funded primarily by proceeds from private placements of the Company's securities resulting in aggregate net cash proceeds of $19,000,000. In 1996, the Company acquired an additional 36.7% interest in the Association Contracts in Colombia in exchange for the issuance of the Company's securities valued at $153,091,430 in the aggregate. Since inception the Company has expended approximately $7,533,200 for the acquisition, exploration and development of its oil and gas properties including approximately $5,934,600 with respect to its interests in Colombia, approximately $454,600 with respect to its interests in Australia, approximately $16,300 with respect to its interest in Papua New Guinea, and approximately $1,127,700 for exploration activities in Argentina, Turkey and other countries, which have been expensed.

       COLOMBIA. The Company is required to drill an additional well on each of the Dindal and Rio Seco blocks by August and September 1997, respectively, at an estimated total cost to the Company of $4,400,000, to fulfill its work commitments for the current contract year. In 1997, the Company also plans to drill one additional well on the Dindal block and to perform a seismic survey at an aggregate estimated cost to the Company of approximately $5,200,000. The Company may also spend up to an additional $2,400,000 in operating costs. An exploration well is also required to be drilled on the Tapir block at an estimated proportionate cost to the Company of $250,000.

       In the third and fourth quarters of 1996, the Company had oil and gas sales of $233,682 which pertained solely to production testing of the Company's two wells in Colombia. Although the Company intends to continue to sell oil resulting from long-term production tests, significant production from the El Segundo #1 well and the El Segundo #2 well is not expected to commence until further work is done to evaluate the field through the drilling of additional wells, and producing facilities and pipelines have been constructed. Although the Company has solicited proposals for various pipeline options, the substance and timing of any decision regarding appropriate pipeline and production facilities will depend on the results of the evaluation and appraisal of the Company's discovery.

       AUSTRALIA. Upon issuance of the Whicher Range Permit Application, the parties to the permit plan to re-enter the Whicher Range #1 well and perform an acid-fracture stimulation of the productive intervals in the well at an estimated cost to the Company of $380,000.

       The operator of the Bass Basin permit plans to drill an exploratory well on a prospect located 10 kilometers north of the Yolla Field and has applied for a permit extension until a suitable rig can be contracted. As the operator is also seeking additional participants in the block to share the cost of the well, which is estimated to be $5,000,000, the estimated cost of the well to the Company cannot now be determined.

       PAPUA NEW GUINEA. The cost of the first year work program planned for PPL 182 in Papua New Guinea is estimated to be approximately $100,000. Based on the results of the first year program, the Company will decide whether to proceed with the second year work program which is expected to cost approximately $500,000.

       The Company had working capital of approximately $9,100,000 as of December 31, 1996 and realized an additional $3,500,000 in cash proceeds in March 1997 as a result of the exercise of outstanding Common Share purchase warrants. As the current funds on hand will not be sufficient to meet all planned exploration costs, additional financing will be necessary to complete these projects prior to the start-up of production and generation of cash flows from the Company's oil discovery in Colombia in quantities sufficient to cover operating expenses related thereto. In addition, it is anticipated that the Company's future exploration activities with respect to its current properties and any additional properties which may be acquired will require substantial amounts of additional capital which the Company may be required to raise through debt or equity financing, encumbering properties or entering into arrangements whereby certain costs of exploration will be paid by others to earn an interest in the property. There can be no assurance that the additional debt or equity financing expected to be necessary to fund the Company's operations and obligations will be available to the Company on economically acceptable terms. If sufficient funds are not available to meet the Company's obligations with respect to a property, the Company may elect to forfeit its interest in such property. The Company has no significant lines of credit.

       RESULTS OF OPERATIONS.

       The Company reported a net loss of $2,194,637 ($.17 per share) for the year ended December 31, 1996 which compares with a net loss of $2,119,985 ($.23 per share) for the period from inception through December 31, 1995. Oil and gas revenues and production costs for 1996 were $233,700 and $252,500, respectively. There were no oil and gas revenues or production costs for the year ended December 31, 1995. Depreciation and amortization increased from $37,700 for the period from inception through December 31, 1995 to $111,300 for the year ended December 31, 1996 primarily as a result of the acquisition of GHK Company Colombia, Esmeralda Limited Liability Company and Cimarrona Limited Liability Company and the inclusion of a full year of depreciation expense for the Company.

       Colombian oil production (net to the Company) of 14,188 barrels in 1996 pertained solely to the Company's share of oil produced from production testing of the Company's two wells and was sold to Ecopetrol at an average price of $16.47 per barrel.

       Interest income increased from $152,400 for the period from inception through December 31, 1995 to $341,600 for the year ended December 31, 1996 as a consequence of higher cash balances resulting from the private placements of the Company's securities. General and administrative expenses increased from $1,070,800 for the period from inception through December 31, 1995 to $2,452,500 for the year ended December 31, 1996 principally as a result of the expansion of the Company's activities, the acquisition of an additional interest in the Dindal and Rio Seco blocks in Colombia and costs associated with listing the Company's securities on The Toronto Stock Exchange.

ITEM 3.  PROPERTIES.

COLOMBIA.

DINDAL AND RIO SECO ASSOCIATION CONTRACTS; UPPER MAGDALENA BASIN.

       INTRODUCTION AND REGIONAL OVERVIEW. Two major physiographic features dominate the geography of Colombia. To the west lie the Andes mountains, which, north of the Ecuador border, bifurcate into three ranges, the Western, Central and Eastern Cordillera, extending toward the Caribbean coast. These ranges are separated by the Cauca and Magdalena valleys, respectively. To the east lies the Llanos, a savanna within the bounds of the Orinoco Basin, which extends over the remainder of the country.

       The geology of Colombia has been studied since the mid 1800's and has continued to the present, amassing some detail of the tectonic framework and related stratigraphy. During the evolution of the geological knowledge of Colombia, oil and natural gas exploration has been pursued in the Llanos, Putumayo and Magdalena basins. Exploration in the Upper Magdalena

Valley Basin began in 1918 with the drilling of the Guataqui wells in the Girardot subbasin, followed in 1951 by the Ortega discovery. As of December 1993, 210 exploratory wells had been drilled, resulting in the discovery of 30 fields.

       This page consists of a map outlining the state of Colombia, South America and portions of the bordering states of Venezuela, Brazil, Peru and Ecuador. The Company's Dindal and Rio Seco Blocks and the Tapir Block are shown in yellow; producing oil fields are indicated by green ovals and the Cusiana, Cano Limon-Guafita and Shushufindi oil fields are also identified by name; oil pipelines are indicated by green lines, including outlets to the Pacific Ocean and Caribbean Sea. The map references distance measurements in kilometers and miles.

       This page consists of a color map entitled: "Cimarrona Depth Structure Map" and shows the Dindal and Rio Seco Blocks with a small insert in the upper left hand corner showing the location of the blocks and Bogota on a small map of Colombia. The map references distance measurements in kilometers and miles, and shows the depth in feet of certain areas. The map shows the location of the El Segundo No. 1 and El Segundo No. 2 oil wells, the proposed appraisal location of the Tres Pasos No. 1 well and additional proposed appraisal locations. The map also shows the location of the following wells: Escuela No. 1, Madrigal No. 1, Ocobo No. 1, Quina No. 1, Las Palmas No. 1, and Tomate No. 1, and additional wells drilled in the area and, in each case, indicates by symbol whether such well was a dry well with gas and oil shows, a dry well with gas shows, or a dry well with oil shows. The map also indicates the existence of oil seeps, Cimarrona outcrop, the potential oil field area and the location of the Guaduas Fault.

       The Company's principal asset is a 57.7% interest in the Association Contracts with Empresa Colombiana de Petroleos, the Colombian national oil company ("Ecopetrol") which entitle the Company to engage in exploration, development and production activities in approximately 106,000 acres located in the oil producing Upper Magdalena Basin, about 90 kilometers northwest of Bogota. The area is accessible via the main road between Bogota and Honda. The village of Guaduas lies within the block and provides infrastructure for the local economy which is primarily agrarian in nature.

       Recent discoveries in the Magdalena Basin include Amoco's Opon Field, located approximately 170 kilometers north of the prospect area, and Lasmo's Venganza/Revancha complex, located approximately 150 kilometers to the south. The main Rio Magdalena oil pipelines (12" to 20" diameters) lie approximately 20 kilometers west of the prospect area and provide an opportunity for oil transportation from the Company's discovery. Early production from the discovery well and subsequent wells in Dindal and Rio Seco blocks will likely be truck transported by road to an oil terminal on the Rio Magdalena pipeline system approximately 78 miles away, prior to full field development and pipeline installation.

       PROSPECT GEOLOGY. The Dindal structure is formed by a faulted anticlinal closure in the foot wall of the Bituima thrust fault system on the eastern side of the Rio Magdalena river valley. The primary oil reservoir is the Upper Cretaceous Cimarrona formation which is comprised of both limestones and sandstones in the vicinity of the Dindal structure. These reservoir sequences are charged with oil generated from the immediately underlying Villeta shale which is considered the principal source rock for the oil accumulations throughout Colombia and Venezuela. The Villeta shale is present in area wells both in and adjacent to the Dindal block.

       The Cimarrona formation is seen in surface outcrop to the north and west of the structure, as well as in the Lasmo Madrigal #1 well, the AIPC Quina #1 well and the GHK El Segundo #1 and #2 wells. From this geologic control information, the Cimarrona is shown to be depositionally complex, exhibiting rapid changes in both gross thickness and rock types in the region of the Dindal structure. In the Madrigal #1 well, the Cimarrona is approximately 1,600 feet thick with mixed rock types including sandstones, conglomerates, siltstones and shales. Only 9 kilometers east in the El Segundo #2 well, the Cimarrona has thinned to approximately 450 feet in thickness and contains limestones, calcareous sandstones, and siltstones. Additional data from appraisal wells concerning these variations is required before oil reserves can be reliably assessed for the structure and an appropriate field development plan drafted.

       Evidence for the anticlinal trap at the structure is found in both seismic data over the prospect and in surface geologic mapping. The trapping mechanism is believed to be formed by structural closure in three directions (north, south and west), and an imbricate fault within the Bituima Fault system to the east, which is evidenced in the Escuela #1 well which was drilled in 1994, prior to the acquisition of an interest in the block by the Company, and was plugged and abandoned as a dry hole. The Escuela #1 well is located four kilometers southeast of the El Segundo #1 well location and encountered Tertiary and Cretaceous shales and siltstones from surface to total depth. This predominantly shale section, emplaced by thrust faulting adjacent to the Cimarrona reservoir section, is believed to form the critical element of the trap for the prospect.

       EXPLORATION ACTIVITY. The El Segundo #1 discovery well commenced drilling in December 1995 and reached total depth in mid-January, 1996. The well reached the objective Cimarrona formation at a depth of 5,630 feet, but stopped drilling after penetrating only 88 feet of the Cimarrona due to circulation problems encountered while drilling. The well was then completed for testing in February 1996 and drill stem tests recovered 19(degree) API oil at surface limited rates of 300-500 barrels per day. Operations were then suspended pending receipt of a permit to transport produced oil by truck from a long-term production test. Permits for the long-term production test were received in late June 1996 and production testing commenced in early July. Tests using electric submersible pumps produced oil at rates of 3,400 barrels per day. No aquifer water was produced during the tests, and analysis of reservoir pressure response during testing and the shut-in period following testing showed no evidence of reservoir boundaries, geologic complexities or oil-water contact. Analysis of oil recovered during testing showed 19(degree) API gravity, low sulphur crude oil, with reservoir temperature of 120(degree)F, pressure of 1,640 psi and bubble point of 1,570 psi (at collection datum). Following testing during August, El Segundo #1 was shut-in to allow drilling of the El Segundo #2 well from the same surface location.

       The El Segundo #2 well commenced drilling in early September 1996 and reached total drilling depth of 6,820 feet in late October. The well was intentionally deviated from the surface location of the EL SEGUNDO #1 well to a bottom hole location some 2,000 feet north of the surface location. The well encountered approximately 450 feet of oil saturated and highly fractured Upper Cretaceous Cimarrona formation at a drilling depth of 6,052 feet (vertical depth of 5,588 feet). The well was completed for testing in November, and five drill stem tests were conducted in late November through February. The first two tests in the upper Villeta formation and the lower Cimarrona formation recovered no oil and have been interpreted to be low permeability. The last three tests, conducted in separate intervals of the upper Cimarrona between 6,052 and 6,280 feet, produced oil at rates from 3,866 to 6,154 barrels per day each. Following these tests in February 1997, production tests were conducted of the combined interval between 6,052 and 6,315 feet. These tests produced oil at rates as high as 8,948 barrels per day. Analysis of reservoir pressure performance during and following the production testing in El Segundo #2 well supported the conclusions from the production testing of the El Segundo #1 well in July and August 1996. In March, 1997 the El Segundo #2 well was placed on long-term production test to gather further reservoir information.

       The first well for the Rio Seco Association Contract, the Tres Pasos #1 well, is expected to commence drilling operations in May 1997. The Tres Pasos #1 well is an appraisal well for the oil accumulation discovered in the Dindal block and is located some 2.5 kilometers northwest of the surface location of the El Segundo #1 and #2 wells. The Company plans to drill up to two additional wells on the Dindal block in 1997 and to acquire permits for a seismic survey to further delineate the areal extent and reservoir geology of the structure.

       The Company and its partners have paid all costs of the exploration program under the Association Contracts to date. Under the terms of the Association Contract, the Company and its partners are required to drill one well on each contract per year and will continue to bear all exploration costs relating to a field until such field is declared commercial. The Company plans to submit a commerciality application to Ecopetrol during the fourth quarter of 1997 or the first quarter of 1998 with respect to its first discovery.

       GHK Company Colombia, an indirect wholly-owned subsidiary of the Company, serves as the operator of the joint venture to develop the Dindal and Rio Seco blocks, pursuant to the terms of operating agreements between the Company, its respective subsidiaries and its joint venture partners. GHK Company Colombia has exclusive charge of carrying out the program of operations within the budgets approved by the operating committee and may demand payment in advance from each party of its respective shares of estimated monthly expenditures. GHK Company Colombia has retained GHK Company L.L.C., the principal owner of which is Robert
A. Hefner, III, a director of the Company, to perform the duties and obligations of GHK Company Colombia under the Association Contracts and as operator of the Dindal and Rio Seco blocks pursuant to the terms of a Management Agreement more particularly described under "Certain Relationships and Related Transactions - The GHK Transaction."

       TERMS OF ASSOCIATION CONTRACTS AND RELATED MATTERS. The Association Contracts were issued by Ecopetrol in March 1993 and August 1995, respectively, and provide generally for a six year exploration phase followed by a twenty-two year production period, with partial relinquishments of acreage, excluding commercial fields, required commencing at the end of the sixth year of each contract. Under the terms of the Association Contracts, Ecopetrol will receive a royalty equal to 20% of production (after pipeline tariffs are deducted) on behalf of the Colombian government and, in the event a commercially feasible discovery is made, Ecopetrol will acquire a 50% interest in the remaining production, bear 50% of the development costs, and reimburse the joint venture, from Ecopetrol's share of future production, for 50% of the joint venture's costs of certain exploration activities. Upon acceptance of a field as commercial, Ecopetrol will acquire a 50% interest therein and the interests of the other parties to the contract, including the Company, will be reduced by 50%; all decisions regarding the development of a commercial field will be made by an Executive Committee consisting of representatives of the parties to the contract who will vote in proportion to their respective interests in such contract. Decisions of the Executive Committee will be made by the affirmative vote of the holders of over 50% of the interests in the contract.

       If any commercial field in the respective contract areas produces in excess of 60 million barrels, Ecopetrol's interest in production and costs for such contract area increases as follows: (i) under the terms of the Dindal Association Contract, such increases occur in 5% increments from 50% to 70% as accumulated production from any field increases in 30 million barrel increments from 60 million barrels to 150 million barrels; and (ii) under the terms of the Rio Seco Association Contract, Ecopetrol's interest increases from 50% to 75% as the ratio of the accumulated income attributable to the parties to the contract other than Ecopetrol to the accumulated development, exploration and operating costs of such parties (less any expenses reimbursed by Ecopetrol) increases from one to one to two to one.

       Under the terms of the Association Contracts, in the event a discovery is made and is not deemed to be commercially feasible, the joint venture may expend up to $2 million over a one year period to further develop the field, 50% of which will be reimbursed if Ecopetrol subsequently accepts the commercial feasibility thereof. If Ecopetrol does not declare the field commercial, the joint venture may continue to develop the field at its own expense. In such event, Ecopetrol will have the right to acquire a 50% interest therein upon payment of 200% of the amounts expended by the joint venture, which payment may be made out of Ecopetrol's share of future production.

       Oil produced from the Dindal block to date under the long term production tests has been sold to Ecopetrol. Upon Ecopetrol's declaration of the commerciality of the Company's discovery, oil produced from the Dindal and Rio Seco blocks may be sold to Ecopetrol or to third parties provided that 75% of the purchase price is paid in U.S. dollars and the remainder in Colombian pesos. In the event the production is required to satisfy internal demand for oil in Colombia, the Company may be required to sell some or all of its production to Ecopetrol at prevailing market prices.

      The Company's net income, as defined under Colombian law, from Colombian sources is subject to Colombian corporate income tax at a rate of 35%. An additional remittance tax is imposed upon the remittance of profits abroad at a rate of 7%.

       ACQUISITION OF INTEREST. Pursuant to an agreement dated August 14, 1995, as amended, the Company acquired from GHK Company Colombia, a 15% interest in the Association Contracts in consideration of the payment of $100,000 and its share of the cost of drilling, testing and completing the El Segundo #1 well and its proportionate share of the obligations for the first year of the Rio Seco Association Contract. The Company acquired an additional 36.7% interest in the Association Contracts indirectly through its acquisition of 100% of the outstanding securities of GHK Company Colombia and Esmeralda Limited Liability Company and its acquisition of 62.963% of the outstanding securities of Cimarrona Limited Liability Company. For a more particular description of these transactions, see "Certain Transactions."

       The Company acquired a 6% interest in the Association Contracts indirectly through its acquisition of 100% of the outstanding securities of Petrolinson S.A. (Petrolinson"), the holder of such 6% interest, in consideration of the issuance of 1,000,000 Common Shares to the shareholder of Petrolinson, of which 995,000 shares are held in escrow until July 1997. As the holders of the remaining 94% interest in the Association Contracts, including the Company, had previously agreed to pay 100% of the exploration costs attributable to such 6% interest through the exploration period, approximately 45% of the exploration costs for the Association Contracts attributable to the 6% interest acquired by the Company are paid by the other holders of interests in the Association Contracts. The exploration period will terminate upon Ecopetrol's declaration of the commerciality of a field.

       Under the terms of a letter agreement dated September 11, 1992, as amended, between GHK Company Colombia and Dr. Jay Namson, the holders of interests in the Association Contracts, as a group, will be required to assign a 2% working interest in the Dindal Association Contract and the Rio Seco Association Contract to Dr. Namson after recovery from production of 100% of all costs incurred in connection with the exploration and development of the Dindal and Rio Seco blocks since the completion of the first year work obligations under the Dindal Association Contract. Accordingly, when such costs have been recovered, the Company will be required to assign to Dr. Namson 2% of its interests (or a 0.577% interest in each Association Contract, after adjusting for the acquisition of a 50% interest by Ecopetrol which is expected to occur prior to the assignment to Dr. Namson).

TAPIR ASSOCIATION CONTRACT, LLANOS BASIN

       INTRODUCTION. The Company acquired an 11.875% interest in the Tapir Association Contract (the "Tapir Association Contract") in April 1996. The Tapir block consists of 250,000 acres located in the Llanos Basin of east central Colombia and is crossed by two oil pipelines carrying production from nearby oil fields. Other Tapir Association Contract interests are held by Ampolex (56.25%), Mohave Oil & Gas Corp. ("Mohave") (10.205%), Doreal Energy (11.67%) and Heritage Minerals Colombia ("Heritage Minerals") (10%), which serves as the operator.

       EXPLORATION PROSPECTS. There are three exploration prospect types on the Tapir block: several conventional Llanos Basin small structural closures, a deep Paleozoic anomaly and two basal Cretaceous stratigraphic prospects. The small structural closures are relatively low risk, but are expected to have low reserves potential (10-30 MMBO each). The Paleozoic prospect is of geologic interest, but relies on unproven source and reservoir rocks, and is therefore high risk until further geologic work can be completed. The geologic risk for the two Cretaceous stratigraphic prospects depends on the effectiveness of the lateral seal between the Ubaque sandstone and the adjacent Paleozoic section.

       The Mateguafa prospect, one of the small structural closures in the central portion of the Tapir block, has been selected as the first exploration drill site in the Tapir block and is expected to commence drilling in late 1997 or the first quarter of 1998, following receipt of required permits from the Ministry of Environment.

       EXISTING WELL. In 1993, the Macarenas #1 well, a discovery well, was drilled on the Tapir block and produced 320 BOPD in a short-term test, but was not completed for production. Since the well was drilled and tested, additional oil pipeline infrastructure has been built in the area. The operator plans to place the well on long-term production test after the completion of the exploratory well to determine sustainable production rates and the extent of the reservoir.

       TERMS OF TAPIR CONTRACT. The Tapir Association Contract was effective on February 6, 1995 on terms substantially similar to the Rio Seco Association Contract. Heritage Minerals, the Tapir Association Contract operator, has completed an 83 kilometer seismic program in the field, which satisfied the work program for the first year of the Tapir Association Contract and part of the second year. The commitment for the second year well has been extended and the exploration well required in the second year work program is expected to commence drilling in late 1997 or the first quarter of 1998.

       The Company acquired its interest in the Tapir Association Contract in April 1996 in consideration of the payment for $104,000 which represents reimbursement for past seismic costs and permit administration, and its agreement to pay its proportionate share of the costs of a seismic program, the first exploratory well, the long-term production test on the Macarenas #1 well (assuming the parties elect to proceed therewith) and certain additional costs to earn its interest in the Tapir Contract. The Company estimates that its proportionate share of these costs, which are required to be paid to retain its interest in the Tapir Association Contract, is approximately $300,000.

AUSTRALIA

PERTH BASIN, EP381 AND WHICHER RANGE PERMITS.

       The Company holds an 11.77% working interest in Exploration Permit 381 and the Whicher Range Permit Application (which has been conditionally granted but not yet issued), both of which are located in the southern Perth Basin, Western Australia. Other interests in these permit areas are held by: Pennzoil (44.115%), Amity Oil (30.115%) and GeoPetro Company (14%).

       The EP 381 Permit covers an area of 455,405 acres; the Whicher Range Permit Application covers 439,141 acres and adjoins the EP 381 Permit to the north for a total area of 894,546 acres. The Whicher Range Permit Application has been reserved for the applicants pending resolution of native claims pursuant to the Australian NATIVE CLAIMS ACT 1993.

       The greater Perth Basin produces gas and oil from accumulations onshore in a region north of the Company's permit areas and north of the city of Perth. The area in and around the Company's permit areas is the site of farming and mining activities which has created an apparent strong local demand for energy which would be the intended market for any natural gas produced from the EP 381 or the Whicher Range Permits.

       The principal exploration interest in the EP 381 and the Whicher Range Permit areas is for natural gas generated in Permian coal measures and reservoired within adjacent Permian sandstones. The operator of the permit areas has conducted reservoir studies on the Whicher Range Permit Application area, which contains the Whicher Range Gas Field discovered by Union Oil of California in 1968. The results of these studies indicate that the use of different drilling technologies and newer completion techniques could make the Whicher Range Gas Field economic to develop. Based on this technical assessment and the market for natural gas now believed to be available in the area, the partners plan to re-enter and test the Whicher Range #1 well in 1997. If this re-entry and test is successful, the parties may drill an additional well in late 1997 and initiate additional seismic programs in the block. In addition, a new seismic study was commenced in March 1997 to delineate further prospects in the EP 381 prospect area. In May 1995, the Scott River #1 well was drilled in the southern portion of EP 381, encountered Permian sandstones which had sub-commercial saturations of natural gas and was abandoned.

       The Company acquired its interest in EP381 and the Whicher Range Permit Application by virtue of a farm-in agreement dated March 6, 1995 and an additional assignment of an interest in 1996. The parties to EP 381 have complied with the work commitments required under EP 381 through the end of the current contract year; the parties to the Whicher Range Permit Application believe that the planned re-entry in the Whicher Range #1 well will satisfy the work commitment at least through the first year of such permit.

BASS BASIN, BLOCK T27P.

       The Company holds a 20% working interest in Block T27P, a 1.8 million acre block in approximately 70 meters of water, in the Bass Basin, the central of three basins offshore southern Australia. The easternmost basin is the Gippsland Basin where BHP Petroleum and Esso have a series of large oil and gas fields. The westernmost basin is the Otway Basin, the site of recent gas discoveries by BHP Petroleum and others which will likely serve the South Australia and Victoria gas market. The T27P block lies about halfway between the Victoria coast to the north and the Tasmania coast to the south (about 90 kilometers each way). The Bass Basin has been the site of a series of gas and oil shows and discoveries, including the Yolla Field, which is adjacent to Block T27P. The Yolla Field was discovered by Amoco in the mid-1980's and has not yet been appraised or developed.

       Globex Exploration, the operator of the permit with an 80% working interest, was granted the Offshore Petroleum Exploration Permit effective August 10, 1994 (the "Bass Basin Permit"). Globex completed a 1,000 kilometer 2D seismic program in the block. The remaining work commitment in the block consists of a 3D seismic survey and two exploration wells. Globex has selected a drillable prospect some 10 kilometers north of the Yolla Field and is seeking additional participants in the block to share the cost of an exploratory well which is estimated to be approximately $5 million. As suitable drilling rigs are not available in the near term, Globex has applied for a permit extension in the block until a suitable rig can be contracted.

       In March 1996, the Company acquired a six-month option to purchase its interest in the block for $250,000 and exercised that option in September 1996. Pursuant to the terms of the option agreement, the Company may elect to farmout up to 50% of its interest in the Bass Basin Permit. In addition, if Globex Exploration and the other interest holders seek to enter into a farmout, the Company has agreed to participate proportionally with such parties in such farmout provided that its interest may not be reduced below 10%.

PAPUA NEW GUINEA

PERMIT PPL-182

       The Company holds 100% of exploration permit PPL-182 in southern Papua New Guinea effective June 11, 1996. The permit covers an area of 1,200,000 acres located both onshore and offshore in the Fly River Delta and the Gulf of Papua.

       The nearest discovery to the permit area is the Pandora Gas Discovery located in PPL-82 approximately 150 kilometers to the east in the Gulf of Papua. The International Petroleum Corporation and Chevron announced in March 1996 a feasibility study for the delivery of gas from the Pandora Gas Field and from other fields in Papua New Guinea to be transported south to northern Australia.

       Past exploration activity within PPL-182 has resulted in the acquisition of seismic data and the drilling of several exploration wells. The Company's first year work program consists of a geological and geophysical review of existing data. Based on the results of this study, the Company will decide whether to proceed with the second year's work commitment which provides for seismic reprocessing and acquisition of a high resolution aeromagnetic survey and is expected to cost approximately $500,000. At the end of the second year work program, the Company will decide whether to continue its exploration program or relinquish the permit. The Company plans to secure an industry partner or partners to underwrite a significant portion of future exploration costs.

OTHER PROPERTIES

       As a result of the Amalgamation, Seven Seas acquired three mineral properties owned by Rusty Lake, two of which have been sold. The remaining property, consisting of a 60% interest in two patented mining parcels located in Whitney Township in the Province of Ontario, is being offered for sale. The Company has no plans to explore these mining properties.

       Since its inception, the Company has been involved in exploration activities in Colombia, Australia, Argentina, Turkey and Papua New Guinea. Exploration activities in Argentina and Turkey have been discontinued and an option for the right to participate in future exploration activities in North Africa was never exercised.


SUPPLEMENTARY INFORMATION IN RESPECT OF OIL AND GAS PROPERTIES

        RESERVES REPORTED TO OTHER AGENCIES. No estimates of the Company's total proved net oil and gas reserves have been filed with or included in reports to any federal authority or agency in the United States other than the Commission.

       PRODUCTIVE WELLS AND ACREAGE. The following table sets forth the productive oil and gas wells and developed acreage owned by the Company as of December 31, 1996:

                                     Wells 1
                    --------------------------------------
                                                                 Developed
                           Oil                  Gas               Acreage
                    ------------------   -----------------   ------------------
                      GROSS     NET        GROSS    NET        GROSS 2  NET

Colombia...........     2      1.034                            640     331
                        -      -----        --       --         ---     ---

       TOTAL.......     2      1.034                            640     331
                       ==      =====        ==       ==         ===     ===

1One or more completions in the same well bore are counted as one well.

2Assumes 320 acre well spacing.

       UNDEVELOPED ACREAGE. The following table sets forth estimates of the undeveloped acreage for which oil and gas leases or concessions were held by the Company as of December 31, 1996.

                            Gross Acres          Net Acres
                           ---------------      ------------
Colombia..................    355,360               84,138
Papua New Guinea..........  1,200,000            1,200,000
Australia.................  2,694,546              317,148
                            ---------            ---------
       TOTAL..............  4,249,906            1,601,286
                            =========            =========

       DRILLING ACTIVITIES. The following table sets forth the number of wells drilled by the Company since its inception:

                             EXPLORATORY                     DEVELOPMENT
                    -----------------------------    --------------------------
                     PRODUCTIVE       DRY            PRODUCTIVE       DRY
                     ----------       ---            ----------       ---
                     GROSS    NET    GROSS    NET    GROSS    NET    GROSS  NET
                     -----    ---    -----    ---    -----    ---    -----  ---
Year ended
 December 31, 1996:

  Colombia              2    1.034     -        -      -       -      -      -
  Argentina             -        -     1      .25      -       -      -      -
                       --    -----    --      ---     --      --     --     --
                        2    1.034     1      .25
                       ==    =====    ==      ===     ==      ==     ==     ==

Year ended
 December 31, 1995:

  Australia             -        -     1       .1      -       -      -      -
                       ==    =====    ==      ===     ==      ==     ==     ==

       PRESENT ACTIVITIES.  As of December 31, 1996, one well was in progress.

       ADDITIONAL INFORMATION. Reference is made to the Supplemental Oil and Gas Information (Unaudited) included in the Notes to Consolidated Financial Statements of the Company included herein for additional information regarding the Company's oil and gas producing activities prepared in accordance with the requirements of Statement of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities."

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

       The following table sets forth certain information as of April 29, 1997 with respect to the beneficial ownership of the Common Shares, by (i) each person known by the Company to own beneficially more than 5% of the issued and outstanding Common Shares, (ii) each director of the Company and each of the Named Officers, and (iii) all executive officers and directors of the Company as a group.

                                          NUMBER OF SHARES           PERCENT
BENEFICIAL OWNER                          OF COMMON SHARES (1)        CLASS
----------------                        ---------------------       --------
Robert A. Hefner III
c/o The GHK Company
   Suite 470
6305 Waterford Boulevard
Oklahoma City, Oklahoma 731118           6,750,300(2)                19.5%

Breene M. Kerr                           3,885,885(3)                11.2%
c/o Brookside Company
115 Bay Street
Easton, Maryland 21601

Brian Egolf                                126,386(4)                  *
William G. McIntosh                         55,000                     *
James A. Millard                            65,000(5)                  *
Harvey S. Robinson                          46,700(6)                  *
Timothy T. Stephens                        355,172(7)                 1.0%
Albert E. Whitehead                      1,291,858(8)                 3.7%
John B. Zaozirny                            65,000(9)                  *
David F. DeCort                            206,915(10)                 *
John P. Dorrier                            237,486(11)                 *

ALL EXECUTIVE OFFICERS AND DIRECTORS
   AS A GROUP (10 PERSONS)               9,199,817(12)               25.8%
---------------
*   Less than 1%

(1) Based on 34,699,575 Common Shares issued and outstanding on April 24, 1997. Unless otherwise indicated, each of the parties listed has sole voting and investment power over the shares owned. The number of shares indicated includes, in each case, the number of Common Shares issuable upon exercise of stock options ("Options") subject to the Amended 1996 Stock Option Plan, to the extent that such Options are currently exercisable. For purposes of this table, Options are deemed to be "currently exercisable" if they may be exercised within 60 days following April 24, 1997. In addition, certain of the shares listed above are currently held in escrow pursuant to the terms of the GHK Escrow Agreement, which is more particularly described under "Certain Relationships and Related Transactions - GHK Transaction" and under the Founder's Escrow Agreement, which is more particularly described under "Certain Relationships and Related Transactions - Transactions with Promoter". Both the GHK Escrow

    Agreement and the Founder's Escrow Agreement restrict the ability of the holders of securities subject thereto to transfer such securities but do not restrict such holders from exercising voting rights with respect to such securities.
(2) Includes 50,000 Common Shares currently issuable upon exercise of an Option, 20,000 shares held by an entity in which Mr. Hefner has a substantial interest and 5,040,910 Common Shares beneficially owned by Mr. Hefner and held in escrow pursuant to the Escrow Agreement.
(3) Consists solely of shares beneficially owned by a limited partnership in which Mr. Kerr serves as a general partner and includes 2,872,826 Common Shares held in escrow pursuant to the Escrow Agreement.
(4) Includes 12,650 Common Shares owned by a member of Mr. Egolf's family, 2,000 Common Shares owned by a trust for the benefit of members of Mr. Egolf's family and 50,000 Common Shares currently issuable upon exercise of an Option.
(5) Includes 30,000 Common Shares currently issuable upon exercise of Options.
(6) Includes 8,000 shares owned by Mr. Robinson's wife and 1,700 shares owned by members of his immediate family over which he has a power of attorney but no pecuniary interest and in which he disclaims beneficial ownership.
(7) Includes 172,000 Common Shares currently issuable upon exercise of Options.
(8) Includes 185,000 Common Shares currently issuable upon exercise of Options and 333,333 Common Shares held in escrow pursuant to the Founder's Escrow Agreement.
(9) Includes 60,000 Common Shares currently issuable upon exercise of Options.
(10)Includes 801 shares owned by Mr. DeCort's wife and 154,000 Common Shares currently issuable upon exercise of Options.
(11)Includes 75,000 Common Shares currently issuable upon exercise of Options and an additional 151,000 Common Shares which may be issuable upon exercise of Options granted by the Company.
(12)Includes 927,000 Common Shares currently issuable upon exercise of Options and an aggregate of 7,913,736 Common Shares and 333,333 Common Shares held in escrow pursuant to the GHK Escrow Agreement and the Founder's Escrow Agreement, respectively.

VOTING SUPPORT AGREEMENTS

    Under the terms of a Voting Support Agreement executed in connection with the GHK Transaction described below under "Certain Relationships and Related Transactions," Seven Seas, Robert A. Hefner III, Breene M. Kerr, Albert E. Whitehead, George H. Plewes, and Timothy T. Stephens agreed to vote or cause to be voted all shares owned or controlled by them in favor of the slate of directors proposed by the Company's chief executive officer. The Voting Support Agreement also provides that a sale by Messrs. Hefner and Kerr of a block of 10,000 Common Shares or more which were initially subject to the GHK Escrow Agreement, must first be offered to be made through Yorkton Securities Inc. or such other investment dealer as may be designated by the Board of Directors or the securities sold will remain subject to the Voting Support Agreement. In the event any such dealer is unable or unwilling to sell such securities in a timely manner at a price acceptable to the seller, the seller may sell to a third party without being subject to the Voting Support Agreement provided that such sale is not to a person or one or more of a group of persons acting in concert, who is acquiring the securities of the seller in connection with a takeover bid, other than where such takeover bid is an offer made generally to the shareholders of the Company. The Voting Support Agreement will terminate on the earlier to occur of July 19, 1998, the date either Messrs. Egolf and Hefner are not elected as directors; the date two of Messrs. Albert E. Whitehead, George H. Plewes and Timothy T. Stephens are not elected as directors or cease to be officers of the Company; if, during any six month period, the Company issues in excess of 25% of the then issued and outstanding shares of the Company at the beginning of such period, without obtaining shareholder approval; or the failure of the Company to maintain directors' and officers' insurance.

    Under the terms of a voting support agreement by and between the Company and Hazel Ventures Ltd., the sole shareholder of Petrolinson ("Hazel Ventures"), Hazel Ventures agreed that prior to July 19, 1998, it will vote all Common Shares of the Company owned or controlled by it in favor of the slate of directors proposed by the Company's chief executive officer and will require any purchaser of its shares to agree to be bound by the terms of the agreement unless the purchaser acquires the shares in the open market. Hazel acquired 1,000,000 Common Shares, or 2.9% of the Company's outstanding Common Shares, in exchange for the transfer of its ownership of Petrolinson, the holder of a 6% interest in the Association Contracts, to a subsidiary of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

      The information set forth below, furnished to the Company by the respective individuals, shows as to each director and executive officer of the Company (i) his name and age; (ii) his principal positions with the Company;
(iii) his principal occupation or employment during the last five years; (iv) other directorships, and (v) the month and year in which he began to serve as a director. No family relationship exists among any of the executive officers and directors of the Company.

                                         PRINCIPAL OCCUPATION
                                         DURING THE LAST FIVE
NAME AND AGE          PRESENT POSITION   YEARS; OTHER
SINCE                 WITH THE COMPANY   DIRECTORSHIPS            DIRECTOR
------------          ----------------   --------------------     --------
Albert E. Whitehead   Chairman, Chief    Chairman and Chief       February 1995
(67)(1)               Executive Officer  Executive Officer of
                      and a Director     the Company since
                                         February 1995; Chairman
                                         and Chief Executive
                                         Officer of Garnet
                                         Resources Corporation,
                                         a publicly held oil and
                                         gas exploration
                                         company, from 1987
                                         through February 1995;
                                         Director, Americomm
                                         Resources Corporation

Timothy T. Stephens   President and a    President of the         March 1995
(44)(1)               Director           Company since March
                                         1995; Vice President of
                                         Enron Capital and Trade
                                         Resources, the merchant
                                         bank and trading
                                         subsidiary of Enron
                                         Corporation, from 1991
                                         to 1995.

John P. Dorrier (44)  Executive Vice     Executive Vice            N/A
                      President          President of the
                                         Company since March
                                         1995; from 1987 through
                                         March 1995, Mr. Dorrier
                                         held various positions
                                         with BHP Petroleum,
                                         including Vice
                                         President Exploration,
                                         the Americas

David F. DeCort (41)  Vice President     Vice President -         N/A
                      - Finance;         Finance of the Company
                      Secretary and      since June 1995;
                      Chief Financial    Treasurer/Controller of
                      Officer            Huffco Group Inc., a
                                         Houston independent oil
                                         and gas company, from
                                         August 1990 to June
                                         1995

Brian Egolf (48)      Director           President, Petroleum     November, 1996
                                         Management Corporation,
                                         a private oil and gas
                                         exploration company

Robert A. Hefner III  Director           President, The GHK       November, 1996
(62)(1)                                  Corporation, a private
                                         company engaged in oil
                                         and gas exploration

William G. McIntosh   Director           Retired Banker           February 1995
(67)(2)

James A. Millard      Director           Solicitor with           February 1995
(65)(3)                                  MacKimmie Matthews,
                                         Barristers and
                                         Solicitors

Harvey S. Robinson    Director           Retired oilman; from     February 1995
(70)(3)                                  1991 to 1993, Mr.
                                         Robinson served as
                                         president and the
                                         geologist of Robinson
                                         Resources Ltd., a
                                         private company engaged
                                         in petroleum
                                         exploration and
                                         development.

John B. Zaozirny      Director           Counsel to McCarthy      February 1995
(49)(2)                                  Tetrault, Barristers
                                         and Solicitors

(1)  Member of the Executive Committee.
(2)  Member of the Audit Committee.
(3)  Member of the Stock Option and Compensation Committee.

     Executive officers of the Company serve at the pleasure of the Board of Directors. The term of office of each director of the Company ends at the next annual meeting of the Company's shareholders or when his or her successor is elected and qualifies. Vacancies on the Board are filled by the remaining directors and directors elected to fill such vacancies hold office until the next annual meeting of the Company's shareholders.

     As a condition of completing the GHK transaction, Messrs. Robert A Hefner, III and Brian Egolf were appointed as members of the Board of Directors. Under the terms of the Voting Support Agreement executed in connection with the GHK Transaction, Seven Seas, Robert A. Hefner III, Breene M. Kerr, Albert E. Whitehead, George H. Plewes, and Timothy T. Stephens agreed to vote or cause to be voted all shares owned or controlled by them in favor of the slate of directors proposed by the Company's chief executive officer. Under the terms of the voting support agreement executed in connection with the acquisition of Petrolinson, Hazel Ventures has agreed to vote or cause to be voted all shares owned or controlled by it in favor of the slate of directors proposed by the Company's chief executive officer. For additional information on the Voting Support Agreements, including their term, see "Principal Stockholders - Voting Support Agreements." For additional information on the GHK Transaction, see "Certain Relationships and Related Transactions - GHK Transaction."

MEETINGS AND COMMITTEES OF THE BOARD

      The Board of Directors of the Company held three meetings during 1996 and took action by unanimous written consent twenty times during 1996. All directors attended 75% or more of the total number of meetings of the Board and of the committees of which they were members.

      The Executive Committee, the Audit Committee and the Stock Option and Compensation Committee (the "Compensation Committee") are the only standing committees of the Board. There is no formal nominating committee; the Board of Directors or the Executive Committee performs this function.

      The Executive Committee, which is currently composed of Messrs. Whitehead, Stephens, and Hefner, has all the powers of the Board of Directors in the management of the business and affairs of the Company, except as such powers are limited by the Yukon Business Corporations Act. During 1996, the Executive Committee met one time.

      The Audit Committee, which is currently composed of Messrs. McIntosh and Zaozirny, consults with the auditors of the Company and such other persons as the members deem appropriate, reviews the preparations for and scope of the audit of the Company's annual financial statements, makes recommendations concerning the engagement and fees of the independent auditors, and performs such other duties relating to the financial statements of the Company as the Board of Directors may assign from time to time. The Audit Committee met two times during 1996 and took action by unanimous consent twice during 1996.

      The Compensation Committee, which currently is composed of Messrs. Millard and Robinson, has all of the powers of the Board of Directors, including the authority to issue shares or other securities of the Company, in respect of any matters relating to the administration of the Company's 1996 Stock Option Plan and the compensation of officers, directors, employees and other persons performing substantial services for the Company. The Compensation Committee took action by unanimous written consent twice during 1996.

DIRECTORS' FEES

      Directors who are officers or employees of the Company receive no additional compensation for their service as members of the Board of Directors or as members of Board committees. Directors who are not officers or employees of the Company are eligible to participate in the Company's Amended 1996 Stock Option Plan and are reimbursed for their out-of-pocket expenses incurred in connection with their service as directors, including travel expenses. In July 1996, each non-employee director received a five year option to purchase 10,000 Common Shares at an exercise price of $7.125 per share. In November 1996, upon their election as directors, Messrs. Hefner and Egolf each received a five year option to purchase 50,000 Common Shares at an exercise price of $18.75 per share. In each case, the exercise price of the options was equal to the market value for a Common Share on the date of grant.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      The following table sets forth certain information regarding compensation which was awarded or paid to, or earned by, the Company's Chief Executive Officer and the Company's four most highly compensated officers (other than the Chief Executive Officer) who were serving as officers at December 31, 1996, and whose total salary and bonus during the fiscal year ended December 31, 1996 exceeded $100,000 (the "Named Officers").

                                                                      LONG TERM COMPENSATION
                                                                 -------------------------------
                                    ANNUAL COMPENSATION                    AWARDS       PAYOUTS
                             ------------------------------      --------------------   --------
                                                     OTHER
                                                     ANNUAL      RESTRICTED                        ALL OTHER
                                                     COMPEN-     SHARES                  LTIP      COMPEN-
NAME AND PRINCIPAL                        BONUS      SATION      AWARD(S)    OPTIONS/    PAYOUTS   SATION
     POSITION        YEAR    SALARY ($)   ($)        ($)(1)        ($)        SARS(#)      ($)        ($)(3)
------------------   ----    ----------   ----       ------      ----------- --------    --------  ---------
Albert E. Whitehead  1996    $150,000     -0-           -0-         -0-       185,000      -0-       14,634
 Chief Executive     1995     125,000     -0-           -0-         -0-       200,000      -0-          --
   Officer

Timothy T. Stephens  1996    $135,000     93,840        -0-         -0-       172,000      -0-       13,170
   President         1995     106,875(2)  -0-           -0-         -0-       250,000      -0-          --


John P. Dorrier      1996    $120,000     83,520                    -0-       151,000      -0-        11,707
  Executive Vice     1995      80,000(2)  -0-           -0-         -0-       125,000      -0-          --
  President

David F. DeCort      1996    $ 90,000     62,640        -0-         -0-       124,000      -0-        8,780
  Vice President -   1995      52,500(2)  -0-           -0-         -0-       100,000      -0-          --
    Finance
--------------------------------------------------------------------------------------------------------------

(1) Except as otherwise indicated, the dollar value of perquisites and other personal benefits for each of the Named Executive Officers was less than established reporting thresholds.

(2) Represents salary received from commencement of employment through December 31, 1995 from the Company and the Predecessor, which amount does not reflect an annual rate of compensation.

(3) Consists solely of amounts contributed by the Company to the Named Executive Officer's account in the Company's 401(k) Plan.

OPTION/SAR GRANTS DURING 1996

      The following table sets forth information regarding individual grants of Options by the Company during the fiscal year ended December 31, 1996 to each of the Named Officers, and their potential realizable values.

                                                                              POTENTIAL REALIZABLE VALUE AT
                                                                              ASSUMED ANNUAL RATES OF
                                                                              SHARE PRICE APPRECIATION FOR
                        INDIVIDUAL GRANTS                                     OPTION TERM (1)
--------------------------------------------------------------------------    -----------------------------
                    NUMBER OF       % OF TOTAL
                    SHARES          OPTIONS/SAR'S
                    UNDERLYING      GRANTED TO     EXERCISE OR
                    OPTIONS/SAR'S   EMPLOYEES IN   BASE PRICE    EXPIRATION
NAME                GRANTED #       FISCAL YEAR    ($/SH)        DATE             5% ($)      10% ($)
----                -------------   -------------- -----------   ----------       -------     -------
Albert E. Whitehead  85,000         13.1%          $18.75        11/26/2001       440,324     973,000
                    100,000         15.4%           $7.125       07/23/2001       196,851     434,988

Timothy T. Stephens  82,000         12.6%          $18.75        11/26/2001       424,783     938,659
                     90,000         13.8%           $7.125       07/23/2001       177,166     391,490

John P. Dorrier      71,000         10.9%          $18.75        11/26/2001       367,800     812,741
                     80,000         12.3%           $7.125       07/23/2001       157,480     347,990

David F. DeCort      54,000          8.3%          $18.75        11/26/2001       279,735     618,141
                     70,000         10.7%           $7.125       07/23/2001       137,795     304,492

----------------
(1) The assumed rates of annual appreciation are calculated from the date of grant through the assumed expiration date. Actual gains, if any, on stock option exercises and Common Share holdings are dependent on the future performance of the Common Shares and overall stock market conditions. There can be no assurance that the value reflected in the table will be achieved.

OPTION EXERCISES DURING 1996 AND FISCAL YEAR END OPTION VALUES

      The following table provides information related to Options exercised by the Named Officers during 1996 and the number and value of unexercised Options held by the Named Officers at year-end. The Company does not have any outstanding stock appreciation rights.

                                                                                   VALUE OF UNEXERCISED
                                                         NUMBER OF UNEXERCISED         IN-THE-MONEY
                                                       OPTIONS, WARRANTS/SARS AT  OPTIONS, WARRANTS/SARS
                                                          FISCAL YEAR-END (#)(1)   AT FISCAL YEAR-END ($)(3)
                    SHARES ACQUIRED  VALUE REALIZED    -------------------------  --------------------------
NAME                ON EXERCISE (#)  ($)(2)            EXERCISABLE UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----                ---------------  --------------    ----------- -------------  -----------  -------------
Albert E. Whitehead     200,000        $2,312,500        185,000        -0-       $1,100,000        -0-

Timothy T. Stephens     228,333        $3,767,951        193,667        -0-       $1,192,714        -0-

John P. Dorrier         50,000           $328,750        226,000        -0-       $2,183,125        -0-

David F. DeCort         30,000           $502,500        194,000        -0-       $1,986,250        -0-
------------------------------------------------------------------------------------------------------------

    (1) The number of exercisable and unexercisable Options set forth in the above table may differ from the number reflected in the table on page 27 because the information in the above table is as of December 31, 1996.

    (2) Represents the difference between the exercise price of the option and the closing price on the date of exercise.

    (3) Based on a closing price on December 31, 1996 of $18.125 per share.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

       The Company and each of Messrs. Stephens, Dorrier and DeCort have entered into three year employment contracts which provide that they will receive annual base salaries of $175,000, $150,000 and $112,500, respectively, and, in the sole discretion of the Compensation Committee of the Board, may receive annual merit increases, annual bonuses and stock option awards. The contracts may be terminated for "cause" which includes death or serious incapacity and the executive officers may resign upon three months' prior written notice.

      The Company and each of Messrs. Stephens, Dorrier and DeCort have also entered into agreements which provide for payments to the executive in the event there is a Change of Control of the Company and the executive's employment is terminated (i) by the Company within twelve months thereafter, (ii) by the executive within six months thereafter, or (iii) by the executive between six and twelve months after a Change of Control if a Triggering Event has occurred. In any such event, the executive shall be entitled to a payment equal to the aggregate salary payable for the remaining term of his employment agreement and the Company shall pay the executive's health insurance premium for a period of one year unless the executive has secured comparable health insurance prior thereto. If bonuses are paid by the Company for the year in which the executive's employment terminated, the executive shall be entitled to a bonus equal to the most recent annual bonus paid to him. In addition, all stock options held by the executive shall be extended until the earlier to occur of the expiration date of the option or eighteen months after the date of the termination of his employment by the Company or the date of his notice of intent to terminate his employment if he elected to resign. The agreements also provide that in the event the exercise price of any option granted simultaneously with the option issued to the executive is reduced, the exercise price of the executive's option shall also be reduced. For purposes of the agreement, the term "Change of Control" is defined to include the acquisition by any person or combination of persons of a sufficient number of securities of the Company to materially affect the control of the Company which, for purposes of the agreement, shall be deemed to occur if 20% or more of the votes which may be cast in the election of directors have been acquired by any person or combination of persons; a merger, consolidation, or amalgamation with or into any other person if all or part of the outstanding voting securities of the Company shall be changed, reclassified, converted, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property, unless such transaction has been approved by a majority of the directors in office on April 28, 1997; a majority of the directors in office on April 28, 1997 shall cease to serve as directors of the Company for any reason including resignation; the sale or other transfer of assets which constitute more than 50% of the consolidated assets of the Company (measured by either book value or fair market value) or which generated more than 50% of the consolidated operating income or cash flow of the Company. The term "Triggering Event" shall include any adverse change in the duties, powers or compensation of the executive in effect prior to the Change in Control or a change in the person to whom the executive reports, other than as a result of a promotion in the normal course of business.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

THE GHK TRANSACTION

      In April 1996, the Company and GHK Company Colombia, an Oklahoma corporation controlled by Robert A. Hefner III, entered into a non-binding letter of intent governing a proposed acquisition by the Company of an additional 35% participating interest in the Association Contracts in consideration of the issuance of up to 16,000,000 Common Shares by the Company to three entities holding such interests or to their respective shareholders (collectively, the "GHK Transaction"). Effective July 26, 1996, pursuant to the terms of three separate share purchase agreements, the Company agreed to issue an aggregate of 16,777,143 Common Shares to nineteen unrelated parties, in consideration of the Company's acquisition of (a) 100% of the issued and outstanding shares of GHK Company Colombia which serves as the operator under the Association Contracts and holds a 10.944% interest in such contracts, (b) 100% of the membership interests of Esmeralda Limited Liability Company ("Esmeralda") which holds a 9.776% interest in the Association Contracts, and
(c) 62.963% membership interest in Cimarrona Limited Liability Company ("Cimarrona") which holds a 25.38% interest in the Association Contracts. As a result of the transaction, the Company acquired an additional 36.7% indirect interest in the Association Contracts. As a condition to the GHK Transaction, the Company also entered into the Registration Rights Agreement, the Escrow Agreement and the Management Agreement, each of which is more particularly described below, and the Voting Support Agreement which is more particularly described above under "Principal Stockholders."

      Pursuant to the terms of the share purchase agreement between the Company and Robert A. Hefner III, the Company purchased 100% of the issued and outstanding shares of GHK Company Colombia from Mr. Hefner in consideration for the issuance of 5,002,972 Class A Preferred Shares Series 1 of the Company to him. Pursuant to the terms of the share purchase agreement between the Company and the members of Esmeralda, the Company purchased 100% of the membership interests of Esmeralda from such members in consideration for the issuance of an aggregate of 4,469,028 B Special Warrants (the "B Warrants") to such members. Pursuant to the terms of the share purchase agreement between the Company and the members of Cimarrona, the Company purchased a 62.963% membership interest in Cimarrona from such members in consideration for the issuance of an aggregate of 7,305,143 B Warrants to such members. The Preferred Shares and the B Warrants were issued at a deemed price per share of $9.125 which was based upon the closing price of the Company's Common Shares on the Canadian Dealer Network on July 26, 1996. As a condition to each purchase agreement, the Company agreed that two representatives of the sellers under such agreements would be appointed to the Board of Directors of the Company and Messrs. Robert A. Hefner, III and Brian Egolf are serving on the Board of Directors as their representatives. In addition, Mr. Hefner and Breene M. Kerr entered into the Voting Support Agreement, more particularly described above under "Principal Stockholders."

      Each B Warrant was exercisable into one Common Share without payment of additional consideration and was automatically converted into a Common Share, in accordance with the terms of the Company's Articles of Continuance, in February 1997. Each Preferred Share was entitled to one vote per share, was exercisable into one Common Share without payment of additional consideration and was also automatically converted into a Common Share, in accordance with the terms of the Company's Articles of Continuance, in February 1997. As the Preferred Shares were issued to Mr. Hefner in lieu of B Warrants to enable him to effect the sale of the shares of GHK Company Colombia on a tax-free basis, Mr. Hefner agreed to indemnify the Company from any tax liability to which the Company became subject as a result of the transaction.

      The shares of GHK Company Colombia and the 62.963% interest in Cimarrona were transferred to Seven Seas Petroleum Colombia Inc.; 50% of the membership interest in Esmeralda was transferred to Seven Seas Petroleum Colombia Inc.; and 50% of such membership interest was transferred to Seven Seas Petroleum Holdings, Inc. as a limited liability company is required to have a minimum of two members.

      As a condition of completing the GHK Transaction, the Company also entered into a Registration Rights Agreement with the holders of the B Warrants and the Preferred Shares which currently entitles such holders to notice of proposed public offerings or private placements by the Company under the Securities Act (Ontario) and to include Common Shares held by such holders in such offerings subject to limitations which may be imposed by the managing underwriter of any such offering. The Registration Rights Agreement will terminate on the earlier to occur of July 26, 1998 or the termination of the Voting Support Agreement.

      As a condition of the Company obtaining the consent of the Ontario Securities Commission to the GHK Transaction, the Company, the holders of Preferred Shares and B Warrants and the Montreal Trust Company of Canada, as trustee, entered into an escrow agreement dated July 26, 1996 (the "GHK Escrow Agreement") pursuant to which 70% of the securities issued by the Company in the GHK Transaction, or upon conversion or the securities issued therein, are held in escrow. An aggregate of 11,744,000 Common Shares are currently held in escrow and such Common Shares may not be sold, assigned, pledged, or transferred until released from escrow in accordance with the terms of the GHK Escrow Agreement. Shares held in escrow may be voted by the registered holders thereof. Pursuant to the terms of the Escrow Agreement, the securities held in escrow shall be released as follows: (i) one-third of the securities deposited in escrow shall be released on each of July 26, 1997, 1998 and 1999 or (ii) the securities may be released in full if the Company or the owner of such securities provides the Ontario Securities Commission with technical reports acceptable to the director thereof that establish a determinate value as of April 26, 1996 for the interests in the Association Contracts transferred to the Company or its subsidiaries, of $118,908,000 or more. If interim technical reports establish a determinate value of less than $118,908,000 for such interests, proportionate releases from escrow may be permitted.

      Prior to the GHK Transaction, GHK Company L.L.C. ("GHK L.L.C."), an Oklahoma limited liability company, the principal owner of which is Robert A. Hefner, III, provided administrative and management services to GHK Company Colombia in connection with its obligations as operator of the Dindal and Rio Seco blocks. As a condition of completing the GHK Transaction, the Company, GHK Company Colombia and GHK L.L.C. entered into a Management Agreement pursuant to which GHK L.L.C. was retained by GHK Company Colombia to perform the duties and obligations of GHK Company Colombia under the Association Contracts and as operator of the Dindal blocks under the joint operating agreement dated August 1, 1996 (the "JOA"). GHK Company Colombia agreed to pay GHK L.L.C. a monthly sum equal to 100% of the overhead charges authorized under the JOA relating to such blocks (which costs are estimated to be approximately $15,000 per month) plus an additional $15,000 per month and to reimburse GHK L.L.C. for all expenses incurred in the performance of its duties under the Management Agreement. The costs and expenses under the JOA are paid by the interest holders under the Association Contracts proportionately to their percentage interests therein. From July 26, 1996 to December 31, 1996, GHK Company Colombia paid an aggregate of $144,305 to GHK L.L.C. for services provided under this agreement. The Management Agreement may be terminated by either party upon 180 days prior written notice and will terminate upon the earlier to occur of (i) the drilling and completion of both the second year well under the Rio Seco Association Contract and the fourth year well under the Dindal Association Contract, or (b) the declaration of a commercial field under either of the Association Contracts, by Ecopetrol.

      Prior to the GHK Transaction, neither Mr. Hefner, Mr. Egolf nor Mr. Kerr were affiliated with the Company. As a result of the GHK Transaction, Messrs. Hefner and Egolf were elected directors of the Company and Mr. Hefner and Mr. Kerr became substantial shareholders of the Company. In addition, as a result of an agreement between Mr. Hefner, in his capacity as the selling shareholder of GHK Company Colombia, the members of Esmeralda and Cimarrona and Mr. Egolf (collectively, the Sellers"), the Sellers paid Mr. Egolf an aggregate of 83,886 B Warrants, which were subsequently converted into 83,886 Common Shares, as consideration for his services to the Sellers in connection with the GHK Transaction.

      TRANSACTIONS WITH PROMOTER. Mr. Albert E. Whitehead, Chairman and Chief Executive Officer of the Company and a director, may be deemed a promotor of the Company. In connection with the formation of the Predecessor of the Company in February 1995, Mr. Whitehead received 1,000,000 Common Shares for a total consideration of $1.00. As of condition of the Common Shares being listed on the Toronto Stock Exchange ("TSE"), the TSE required Mr. Whitehead to place 500,000 Common Shares held by him in escrow in accordance with the TSE's founder stock policy. Under the terms of the escrow agreement (the "Founder's Escrow Agreement") between Mr. Whitehead, the Company and Montreal Trust Company of Canada as escrow agent dated January 21, 1997, one-third of the shares subject thereto were to be released from escrow on each of June 29, 1996, 1997 and 1998 and, accordingly, 333,333 Common Shares are currently subject to the Founder's Escrow Agreement. For a description of the Common Shares and options held by Mr. Whitehead, see "Principal Stockholders" and "Executive Compensation."

ITEM 8.  LEGAL PROCEEDINGS.

      There are no material legal proceedings to which the Company is a party or to which any of its property is subject.

ITEM 9. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A)  MARKET INFORMATION.

      The Company's Common Shares have been listed on the Toronto Stock Exchange ("TSE") in Toronto, Ontario, Canada, since February 10, 1997 and currently trade under the symbol "SVS.U". From June 30, 1995 through February 7, 1997 the Company's Common Shares traded on the Canadian Dealer Network under the symbol "SVSE.U". The following table summarizes the high and low closing prices as reported on the Canadian Dealer Network for each quarterly period since the commencement of trading through February 7, 1997 and the high and low sales prices as reported on the TSE from February 10, 1997 through March 31, 1997. The prices listed below are stated in U.S. dollars, which is the currency in which they were quoted:

                                    HIGH     LOW
                                    -----   -----
                                       (US $)
1995
----
Third Quarter                        2.15    0.90

Fourth Quarter                       1.15    0.60

1996
----
First Quarter                        6.75    0.55

Second Quarter                      10.50    5.25

Third Quarter                       20.00    7.00

Fourth Quarter                      25.75   14.75

1997
----
First Quarter (through February 7,  19.00   15.00
1997)

First Quarter (since February 10,   17.40    9.00
1997)


(B)   HOLDERS.

      As of April 29, 1997, the Common Shares of Seven Seas were held of record by approximately 6,727 holders, including several holders who are nominees for an undetermined number of beneficial owners.

(C)  DIVIDENDS

      The Company has not declared or paid any cash dividends on its Common Shares since its inception nor does the Company intend to do so in the immediate future. It is currently the policy of the Company's Board of Directors to retain earnings to finance the Company's exploration and development activities and operations and the expansion of the Company's business.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

      Within the last three years, the Company issued the following securities which were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

      On June 30, 1995, upon the Amalgamation, 11,999,999 Common Shares of the Company were issued to the holders of the common shares of the Predecessor and 680,464 Common Shares of the Company were issued to the holders of shares of Rusty Lake. The Amalgamation was conducted in Canada, was effected in accordance with the laws of British Columbia and approved by the Supreme Court of British Columbia.

      In March 1996, 2,000,000 Special Warrants were issued at a purchase price of $2.75 per Unit pursuant to a brokered private offering of units conducted in Canada pursuant to the British Columbia securities laws. The Units were convertible into one common share and one half of one Class A share purchase warrant (the "Class A Warrants"). Each whole Class A Warrant entitled the holder thereof to acquire one additional Common Share at a price of $3.50 per share at any time on or before March 14, 1997. Yorkton Securities Inc., First Marathon Securities Limited and Griffiths McBurney & Partners Inc. served as agents for the private placement and received a 7% commission on the gross proceeds thereof. To the extent U.S. residents were involved in this transaction, the Company believes that the issuance of securities was exempt from registration under the Securities Act by virtue of the provision of Section 4(2) thereof.

      In July 1996, the Company issued the following securities in the GHK
Transaction: (i) an aggregate of 7,305,143 B Special Warrants to certain members of Cimarrona Limited Liability Company as consideration for the transfer of a 62.963% membership interest in Cimarrona Limited Liability Company by such members to a subsidiary of the Company,; (ii) 4,469,028 B Special Warrants to the members of Esmeralda Limited Liability Company as consideration for the transfer of a 100% membership interest in Esmeralda by such members to a subsidiary of the Company, and (iii) 5,002,972 Class A Preferred Shares to Robert A. Hefner III as consideration for the transfer of all of the issued and outstanding shares of GHK Company Colombia to a subsidiary of the Company. The B Special Warrants and the Class A Preferred Shares were each issued at a deemed purchase price of $9.125 per Special Warrant and per Preferred Share. Each B Special Warrant and each Class A Preferred Share was convertible in each case into one Common Share of the Company. To the extent U.S. residents were involved in this transaction, the Company believes that the issuance of securities was exempt from registration under the Securities Act by virtue of the provision of
Section 4(2) thereof.

      In October 1996, 500,000 C Special Warrants were issued at a purchase price of $15.00 per Unit pursuant to a brokered private offering of Units conducted in Canada pursuant to the British Columbia securities laws. The Units were convertible into one common share and one half of one Class B share purchase warrant (the "Class B Warrants"). Each whole Class B Warrant entitles the holder thereof to acquire one additional Common Share at a price of $18.50 per share at any time on or before October 15, 1997. Yorkton Securities and Tuscarora Capital, Inc. jointly served as the agent for the private placement and jointly received a 6% commission on the gross proceeds thereof. To the extent U.S. residents were involved in this transaction, the Company believes that the issuance of securities was exempt from registration under the Securities Act by virtue of the provisions of Section 4(2) thereof.

      In February 1997, 19,277,143 Common Shares were issued upon the automatic conversion of (i) the Special Warrants issued in March 1996, (ii) the B Special Warrants and the Class A Preferred Shares issued in July 1996, and (iii) the C Special Warrants issued in October 1996. As the conversion of such securities was automatic, to the extent U.S. residents were involved in such transaction, the Company relied on the exemption from registration under the Securities Act by virtue of the provisions of Section 3(a)(9) thereof, since the securities issued were exchanged by the Company with existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

      In February 1997, 1,000,000 Common Shares were issued in a private transaction to Hazel Ventures Ltd., a British Virgin Islands company, in consideration of the transfer of 100% of the capital stock of Petrolinson S.A. to a subsidiary of the Company in a transaction conducted outside of the United States.

      From February 1996 through March 1997, an aggregate of 690,333 Common Shares were issued to directors and employees of the Company upon the exercise of employee stock options at purchase prices of $0.75 to $7.125 per share. To the extent U.S. residents were involved in these transactions, the Company believes that the issuance of securities was exempt from registration under the Securities Act by virtue of the provisions of Section 4(2) thereof.

      In March 1997, 1,000,000 Common Shares were issued upon exercise of the Class A Warrants at an exercise price of $3.50 per share. To the extent U.S. residents were involved in this transaction, the Company believes that the issuance of securities was exempt from registration under the Securities Act by virtue of the provisions of Section 4(2) thereof.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      The following statements are subject to the detailed provisions of the Company's Articles of Continuance and By-Laws, do not purport to be complete, and are qualified in their entirety by reference thereto.

    The Company's Articles of Continuance authorizes the issuance of an unlimited number of Common Shares without par value and an unlimited number of Class A Preferred Shares, without par value. As of April 24, 1997, 34,699,575 Common Shares, are issued and outstanding. As of April 29, 1997, the Company had 6,727 shareholders of record.

COMMON SHARES

    No holder of Common Shares has any preemptive right to subscribe for any of the Company's securities. All outstanding shares are fully paid and nonassessable. Holders of Common Shares are not entitled to cumulative voting and are entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders, including the election of directors.

    Subject to the prior rights of the holders of any Preferred Shares that may be outstanding, holders of Common Shares are entitled to share pro rata in such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. In the event of liquidation of the Company, all assets available for distribution (after satisfaction of the prior rights of the holders of any outstanding Preferred Shares) are distributable among the holders of the Common Shares according to their respective holdings.

    Montreal Trust Company of Canada, Suite 600, 530-8th Avenue, S.W., Calgary, Alberta T2P 3S8, is the transfer agent and the registrar for the Company's Common Shares.

    The authorized but unissued Common Shares and Preferred Shares could be used to dilute the share ownership of persons seeking to obtain control of the Company, and thereby defeat a possible takeover attempt which, if shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to the Company's shareholders. In addition, the Preferred Shares could be issued with voting, conversion rights and preferences which would adversely affect the voting power and other rights of holders of Common Shares.

PREFERRED SHARES

    The Company's Articles of Continuance provide that the Board of Directors, without shareholder approval, has the authority to issue Preferred Shares from time to time in series and to fix the designation, powers (including voting powers, if any), preferences and relative, participating, optional, conversion and other special rights, and the qualifications, limitations, and restrictions of each series, except that with respect to the payment of dividends and the distribution of assets upon liquidation, each series shall rank equally with any other series of Preferred Shares outstanding.

    In the event of issuance, the Preferred Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Such actions could have the effect of discouraging bids for the Company, thereby preventing shareholders from receiving the maximum value for their shares. Although the Company has no present intention to issue any additional Preferred Shares, there can be no assurance that the Company will not do so in the future.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS.

    The following is a summary of the principal Canadian income tax considerations generally applicable to nonresidents of Canada who hold the Common Shares as capital property, deal at arm's length with the Company and do not use or hold and are deemed not to use or hold their Common Shares in the course of carrying on a business in Canada and do not carry on insurance business in Canada. This summary has been prepared by reference to the existing provisions of the Income Tax Act (Canada) (the "Act"), the Income Tax Regulations (the "Regulations"), all published proposals for the amendment of the Act and the Regulations to the date hereof and the published administrative practices of Revenue Canada, the agency that administers the Act. Although this summary does not specifically address the provincial income tax consequences of an investment in Common Shares, generally speaking, provincial taxation does not apply to persons who are not resident in Canada and who do not own or hold property in the course of carrying on a business in Canada. Apart from changes to the Act and the Regulations which have been publicly announced to the date hereof, this summary does not consider the potential for any future alterations to Canadian income tax legislation.

    DISPOSITIONS OF COMMON SHARES A nonresident of Canada will only be subject to taxation in Canada under the Act in respect of a disposition of Common Shares if such shares constitute "taxable Canadian property" to such nonresident. Provided that the Common Shares are listed on a recognized stock exchange in Canada at the time of a disposition, they will only constitute "taxable Canadian property" to a holder if the holder, either alone or together with persons with whom the holder does not deal at arm's length, owns or at any time in the five years prior to the date of dispositions, has owned in excess of 25% of the issued and outstanding shares of a class or series of the capital of the Company. Persons who are related by blood or marriage, or are subject to common control are deemed to deal otherwise than at arm's length; other persons may also be considered to be dealing otherwise than at arm's length in certain circumstances. For the purposes of determining the 25% threshold, rights or options to acquire Common Shares will be treated as ownership thereof. Subject to the comments set out below in respect of the application of the U.S. -- Canada Income Tax Convention to U.S. resident holders, nonresidents whose shares constitute "taxable Canadian property" will be subject to taxation thereon on the same basis as Canadian residents. Generally speaking, three-quarters of the excess of the holder's proceeds of disposition, over the adjusted cost base of the Common Shares, must be included in income as a taxable capital gain, to be taxed at prevailing federal Canadian rates, which range from approximately 26% to 39%.

    Nonresidents whose shares are repurchased by the Company, except in respect of certain purchases made by the Company in the open market, will give rise to the deemed payment of a dividend by the Company to the former holder of Common Shares in an amount equal to the excess paid over the paid-up capital of the Common Shares so repurchased. Such deemed dividend will be excluded from the former holders' proceeds of disposition of his Common Shares for the purposes of computing any capital gain but will be subject to Canadian nonresident withholding tax in the manner described below under "Dividends." In certain limited circumstances, a sale by a holder of the Common Shares to a corporation resident in Canada with which the holder does not deal at arm's length may give rise to the deemed payment of a dividend, to the extent the amount received in consideration therefor exceeds the paid-up capital of the Common Shares disposed of.

    Pursuant to the U.S. -- Canada Income Tax Convention (the "Convention"), shareholders of the Company who are resident in the U.S. for the purposes of the Convention and whose shares might otherwise be "taxable Canadian property" may be exempt from Canadian taxation in respect of any gains on the Common Shares provided the principal value of the Company is not derived from real property located in Canada at the time of the disposition.

    The Company owns no Canadian real property and the Company has no present intention to acquire Canadian real property.

    DIVIDENDS Under the Act, withholding tax is imposed at the rate of 25% on the amount of any dividends paid or credited on the Common Shares to a person not resident in Canada. Pursuant to the Canada U.S. -- Canada Income Tax Convention, the rate of tax on such dividends is reduced to 6% for dividends received in 1996 and 5% thereafter by any U.S. resident corporation who owns in excess of 10% of the voting shares of the corporation, and to 15% in all other instances.

INVESTMENT CANADA ACT

    The Investment Canada Act (the "ICA") prohibits the acquisition of control of a Canadian business by non-Canadians without review and approval of the Investment Review Division of Industry Canada, the agency that administers the ICA, unless such acquisition is exempt from review under the provisions of the ICA. Investment Review Division of Industry Canada must be notified of such exempt acquisitions. The ICA covers acquisitions of control of corporate enterprises, whether by purchase of assets, shares of "voting interests" of an entity that controls, directly or indirectly, another entity carrying on a Canadian business. The ICA will have no effect on the acquisition of shares covered by this Prospectus.

    Apart from the ICA, there are no other limitations on the right of nonresident or foreign owners to hold or vote securities imposed by Canadian law or the Certificate of Continuance of the Company. There are no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Company's Common Shares except as discussed above.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Yukon BUSINESS CORPORATIONS ACT and the Company's Bylaws provide the following authority to indemnify directors or officers or former directors or officers of the Company or of a company of which the Company is or was a shareholder:

(1) Except in respect of an action by or on behalf of the corporation or a body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of that corporation or body corporate, if (a) he acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2) A corporation may, with the approval of the Supreme Court, indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which he is made a party by reason by being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfills the conditions set out in paragraphs (1)(a) and (b).

    The Yukon BUSINESS CORPORATIONS ACT also provides that:

(3) Notwithstanding anything in subsections (1) through (6), a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity (A) was substantially successful on the merits of his defense of the action or proceeding, (B) fulfills the conditions set out in paragraphs (1)(a) and (b), and (C) is fairly and reasonably entitled to indemnity.

(4) A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by him
    (a) in his capacity as a director or officer of the corporation, except when the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation, or (b) in his capacity as a director or officer of another body corporate if he acts or acted in that capacity at the corporation's request, except when the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

(5) A corporation or a person referred to in subsection (1) may apply to the Supreme Court for an order approving an indemnity under this section and the Supreme Court may so order and make any further order it thinks fit.

(6) On an application under subsection (5), the Supreme Court may order notice to be given to any interested person and that person is entitled to appear and be heard in person or by counsel.

    The Bylaws of the Company also provide that the provisions for indemnification contained in the Bylaws (outlined in subsections (1) and (2) above) shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any Bylaws, agreement, vote of shareholders or disinterested directors or otherwise both as to an action in his official capacity and as to an action in any other capacity while holding such office and shall continue as to a person who has ceased to be a director of officer and shall enure to the benefit of the heirs and legal representatives of such person. The Company maintains director's and officer's insurance.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

    See Financial Statement and Financial Statement Schedules included separately herein.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

      (a) Financial statements and financial statement schedules - see the accompanying Index to Financial Statements

      (b)   Exhibits - see the accompanying Index of Exhibits

                                  SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SEVEN SEAS PETROLEUM INC.

                                             By /s/ ALBERT E. WHITEHEAD
                                                    Albert E. Whitehead
                                                    Chairman and Chief
                                                    Executive Officer

Date:  April 30, 1997

                                                                      APPENDIX A

                          GLOSSARY OF TECHNICAL TERMS

ANTICLINAL TRAP means a subsurface, geological structure in the form of a sine curve (i.e., the information rises to a rounded peak) as a result of which any oil in the deposit will normally rise to the highest point in the structure.

APPRAISAL WELL means a well drilled subsequent to a discovery well in order to confirm potential recoverable reserve quantities prior to development drilling of the field.

AQUIFER means water bearing rock structure.

BOPD means barrels of oil per day.

COMMISSION means the U.S. Securities and Exchange Commission.

COMPLETION means the installation of permanent equipment for the production of crude oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

DEVELOPMENT WELL means a well drilled within the proved area of a oil or gas reservoir to the depth of a strategraphic horizon known to be productive.

DRILL STEM TEST means a method of determining the presence of oil and gas in a formation. When the depth to be tested has been reached in a well being drilled, a special tool is lowered into the hole. The drilling mud is removed and the contents of the formation allowed to flow into the tool while an instrument measures the pressure.

ECOPETROL means Empresa Colombiana de Petroleos, the Colombian national oil company.

EXPLORATORY WELL means a well drilled to find and purchase oil and gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil and gas in another reservoir or to extend a known reservoir.

FARMOUT means an agreement whereby the owner of a lease agrees to assign or transfer the lease (or some portion of it), retaining some interest (such as an overriding royalty or right to share in production), subject to the drilling of one or more wells as a prerequisite to completion of the transfer by him.

MMBO means one million barrels of crude oil.

OPERATOR means any person, partnership, corporation or other entity engaged in the business of exercising direct supervision over the drilling or completion of or production from a well.

PRODUCTIVE WELL means a well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

PROVEN DEVELOPED PRODUCING RESERVES means those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

PROVEN RESERVES means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

PROVEN UNDEVELOPED RESERVES means those proved reserves that are not currently producing either due to lack of facilities and/or markets.

RESERVOIR means a porous permeable sedimentary rock containing commercial quantities of oil or gas.

                               INDEX OF EXHIBITS

NO.        EXHIBIT DOCUMENT                                  EXHIBIT NO.

(2)               Not Applicable

(3)               Articles of Incorporation and By-laws

            (A)   The Amalgamation Agreement effective June
                  29, 1995 by and between Seven Seas
                  Petroleum Inc., a British Colombia
                  corporation; and Rusty Lake Resources Ltd.

            (B)   Certificate of Continuance and Articles
                  of Continuance into the Yukon Territory

            (C)   By-Laws

(4)               Instruments defining the rights of
                  security holders, including indentures

            (A)   Excerpts from the Articles of Continuance


            (B)   Excerpts from the By-laws


            (C)   Specimen stock certificate

            (D)   Form of Class B Warrant

            (E)   Class B Warrant Indenture dated as of
                  October 15, 1996 by and between the
                  Company of Canada and Montreal Trust
                  Company

(9)               Not Applicable

(10)              Material Contracts

            (a)   Agreement dated August 14, 1995 by and
                  between the Company and GHK Company
                  Colombia, as amended by letter agreement dated November 30, 1995

            (b)   The Association Contract by and
                  between Ecopetrol, GHK Company
                  Colombia and Petrolinson, S.A. relating
                  to the Dindal block, as amended

NO.               EXHIBIT DOCUMENT                           EXHIBIT NO.

            (c)   The Association Contract by and
                  between Ecopetrol and GHK Company
                  Colombia relating to the Rio Seco block

            (d)   Joint Operating Agreement dated as of
                  August 1, 1994 by and between GHK Company
                  Colombia and the holders of interests in the Dindal block

            (e)   The GHK Company Colombia Share
                  Purchase Agreement dated as of July 26,
                  1996 by and between Robert A. Hefner,
                  III, Seven Seas Petroleum Colombia Inc.
                  and the Company

            (f)   The Cimarrona Purchase Agreement
                  dated as of July 26, 1996 by and
                  between the members of Cimarrona
                  Limited Liability Company, the
                  Company, Seven Seas Petroleum
                  Colombia Inc., and Robert A. Hefner, III

            (g)   The Esmeralda Purchase Agreement
                  dated as of July 26, 1996 by and
                  between the members of Esmeralda
                  Limited Liability Company, Robert A
                  Hefner, III, the Company, Seven Seas
                  Petroleum Holdings, Inc. and Seven Seas
                  Petroleum Colombia Inc.

            (h)   The Registration Rights Agreement dated
                  as of July 26, 1996 by and between the
                  Company and certain individuals

            (i)   Shareholders' Voting Support Agreement
                  dated as of July 26, 1996 by and
                  between Seven Seas Petroleum Inc. and
                  Messrs. Hefner, Kerr, Whitehead, Plewes
                  and Stephens

            (j)   Management Services Agreement by and
                  among GHK Company Colombia, the
                  Company and The GHK Company LLC

NO.               EXHIBIT DOCUMENT                           EXHIBIT NO.

            (k)   The Escrow Agreement for a Natural
                  Resources Company by and among
                  Montreal Trust Company as trustee, the
                  Company and certain individuals and
                  entities

            (l)   The Escrow Agreement for a Natural
                  Resources Company by and among
                  Montreal Trust Company, as trustee, the
                  Company and Albert E. Whitehead

            (m)   Amended 1996 Stock Option Plan

            (n)   Form of Incentive Stock Option Agreement

            (o)   Form of Directors' Stock Option Agreement

            (p)   Form of Employment Agreement
                  between the Company and each of
                  Messrs. Stephens, Dorrier and DeCort

            (q)   Form of Agreement between the
                  Company and each of Messrs. Stephens,
                  Dorrier and DeCort relating to a change
                  of control

(11.1)            Not Applicable

(12)              Not Applicable

(13)              Not Applicable

(16)              Not Applicable

(18)              Not Applicable

(21)              Not Applicable

(22)              Subsidiaries of the Registrant                22

(23)              Not Applicable

(24)              Not Applicable

(27)              Financial Data Schedule                       27

(28)              Not Applicable

(99)              Not Applicable

                         INDEX TO FINANCIAL STATEMENTS

                                                              Page

Seven Seas Petroleum Inc. and Subsidiaries
  Consolidated Financial Statements

    Report of Independent Public Accountants                    F-1

    Consolidated Balance Sheets, December 31, 1996 and 1995     F-2

    Consolidated Statements of Operations and Accumulated       F-3
      Deficit for the year ended December 31, 1996, and for the period from inception (February 3, 1995) through December 31, 1995

    Consolidated Statements of Stockholders' Equity for the     F-4
      year ended December 31, 1996, and for the period from inception (February 3, 1995) through December 31, 1995

    Consolidated Statements of Cash Flows for the year          F-5
      ended December 31, 1996, and for the period from inception (February 3, 1995) through December 31, 1995

    Notes to Consolidated Financial Statements                  F-6

                  SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES

                  CONSOLIDATED FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1996
                  TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Seven Seas Petroleum Inc.:

We have audited the accompanying consolidated balance sheets of Seven Seas Petroleum Inc. (a Yukon Territory, Canada, corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and accumulated deficit, stockholders' equity and cash flows for the year ended December 31, 1996, and for the period from inception (February 3, 1995) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seven Seas Petroleum Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the year ended December 31, 1996, and for the period from inception (February 3, 1995) through December 31, 1995, in conformity with generally accepted accounting principles (Note 3).

Houston, Texas
February 22, 1997

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES

             CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1996 AND 1995

                                (In U.S. Dollars)

                                                       1996             1995
                                                   -------------    -----------
                                     ASSETS
CURRENT ASSETS:

   Cash and cash equivalents (Note 4) ..........   $  10,620,477    $ 3,365,603
   Marketable securities .......................          43,795         43,795
   Accounts receivable .........................       1,241,430         43,642
   Prepaids and other ..........................            --              482
                                                   -------------    -----------
                                                      11,905,702      3,453,522
OIL AND GAS INTERESTS, full-cost method:

   Evaluated, net ..............................       1,611,665           --
   Unevaluated, net ............................     157,916,351        574,137

FIXED ASSETS, net of accumulated depreciation ..          74,219         63,707

ORGANIZATION COSTS, net ........................          25,270         79,071
                                                   -------------    -----------
                      Total assets .............   $ 171,533,207    $ 4,170,437
                                                   =============    ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities ....   $   2,805,665    $   120,305

MINORITY INTEREST ..............................       1,060,433           --

STOCKHOLDERS' EQUITY:
   Share capital (Note 7)-

   Authorized unlimited common shares without
       par value and unlimited Class A
       preferred shares without par value;
       13,315,796 issued and outstanding
       common shares at December 31, 1996,
       12,680,463 issued and outstanding
       common shares at December 31, 1995 ......       6,781,616      6,170,117
   Preferred stock subscriptions, 5,002,972
       shares at December 31, 1996 .............      45,652,120           --
   Special warrant subscriptions, 14,274,171
       warrants at December 31, 1996 ...........     119,548,227           --
   Accumulated deficit .........................      (4,314,622)    (2,119,985)
       Treasury stock, 29 shares held ..........            (232)          --
                                                   -------------    -----------
          Total stockholders' equity ...........     167,667,109      4,050,132
                                                   -------------    -----------
          Total liabilities and
               stockholders' equity ............   $ 171,533,207    $ 4,170,437
                                                   =============    ===========
Approved by the Board

-------------------------------                ---------------------------------
Director                                       Director
Albert E. Whitehead                            Timothy T. Stephens

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

            FOR THE YEAR ENDED DECEMBER 31, 1996, AND FOR THE PERIOD

           FROM INCEPTION (FEBRUARY 3, 1995) THROUGH DECEMBER 31, 1995

                                (In U.S. Dollars)

                                                      1996             1995
                                                   -----------      -----------
REVENUES:

   Crude oil sales ...........................     $   233,682      $      --
   Interest income ...........................         341,599          152,383
                                                   -----------      -----------
                                                       575,281          152,383
                                                   -----------      -----------
EXPENSES:

   Lease operating expenses ..................         252,504             --
   General and administrative ................       2,452,546        1,070,765
   Depreciation and amortization .............         111,334           37,671
   Exploration expense (Note 5) ..............           4,910        1,122,806
   Geological and geophysical ................          10,521            9,769
   Loss on sale of resource properties .......            --             31,357
                                                   -----------      -----------
                                                     2,831,815        2,272,368
                                                   -----------      -----------
LOSS BEFORE INCOME TAXES .....................      (2,256,534)      (2,119,985)

INCOME TAX EXPENSE (Note 6) ..................           2,338             --
                                                   -----------      -----------

NET LOSS BEFORE MINORITY INTEREST ............      (2,258,872)      (2,119,985)

MINORITY INTEREST ............................          64,235             --

NET LOSS .....................................      (2,194,637)      (2,119,985)

ACCUMULATED DEFICIT, beginning of period .....      (2,119,985)            --

ACCUMULATED DEFICIT, end of period ...........     $(4,314,622)     $(2,119,985)
                                                   ===========      ===========

NET LOSS PER COMMON SHARE ....................     $     (0.17)     $     (0.23)
                                                   ===========      ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

            FOR THE YEAR ENDED DECEMBER 31, 1996, AND FOR THE PERIOD

          FROM INCEPTION (FEBRUARY 3, 1995) THROUGH DECEMBER 31, 1995

                                (In U.S. Dollars)

                                                     Common       Preferred      Special      Accumulated  Treasury
                                                      Stock         Stock        Warrants       Deficit      Stock        Total
                                                    ----------   -----------   ------------   -----------    -----    -------------
BALANCE AT FEBRUARY 3, 1995 .....................   $     --     $      --     $       --     $      --      $--      $        --

  ISSUANCE OF COMMON STOCK ......................    6,170,117          --             --            --       --          6,170,117

  NET LOSS ......................................         --            --             --      (2,119,985)    --         (2,119,985)
                                                    ----------   -----------   ------------   -----------    -----    -------------
  BALANCE AT DECEMBER 31, 1995 ..................    6,170,117          --             --      (2,119,985)    --          4,050,132

  ISSUANCE OF COMMON STOCK ......................      611,499          --             --            --       --            611,499

  SECURITIES ISSUED IN ACQUISITION (Note 2) .....         --      45,652,120    107,439,309          --       --        153,091,429

  ISSUANCE OF SPECIAL WARRANTS (Note 7) .........         --            --       12,108,918          --       --         12,108,918

  PURCHASE OF TREASURY STOCK ....................         --            --             --            --       (232)            (232)

  NET LOSS ......................................         --            --             --      (2,194,637)    --         (2,194,637)
                                                    ----------   -----------   ------------   -----------    -----    -------------
  BALANCE AT DECEMBER 31, 1996 ..................   $6,781,616   $45,652,120   $119,548,227   $(4,314,622)   $(232)   $ 167,667,109
                                                    ==========   ===========   ============   ===========    =====    =============

  The accompanying notes are an integral part of these consolidated financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE YEAR ENDED DECEMBER 31, 1996, AND FOR THE PERIOD

           FROM INCEPTION (FEBRUARY 3, 1995) THROUGH DECEMBER 31, 1995

                                (In U.S. Dollars)

                                                       1996             1995
                                                   -------------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss ....................................   $  (2,194,637)   $(2,119,985)
   Minority interest ...........................          64,235           --
   Common stock contribution to 401(k)
     retirement plan ...........................          78,750           --
   Exploration expense .........................            --        1,122,806
   Loss on sale of resource properties .........            --           31,357
   Depreciation and amortization ...............         111,334         37,671
   Changes in assets and liabilities-
     (Increase) in accounts receivable .........        (316,431)       (43,642)
     Decrease (increase) in prepaids and other .             482           (482)
     Increase in accounts payable ..............       1,754,348        120,305
                                                   -------------    -----------
                                                        (501,919)      (851,970)
                                                   -------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

   Exploration of oil and gas properties .......      (5,836,266)    (1,696,943)
   Proceeds from acquisition ...................         630,226           --
   Proceeds from sale of property ..............            --           84,336
   Other asset additions .......................         (64,135)      (169,821)

                                                      (5,270,175)    (1,782,428)
CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from special warrants issued .......      12,108,917           --
   Proceeds from share capital issued ..........         532,750      6,000,001
   Proceeds from additional paid-in capital
     contributed ...............................             999           --
   Contributions by minority interest ..........         384,534           --
   Purchase of treasury stock ..................            (232)          --
                                                   -------------    -----------
                                                      13,026,968      6,000,001
                                                   -------------    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS ......       7,254,874      3,365,603

CASH AND CASH EQUIVALENTS, beginning of period .       3,365,603           --
                                                   -------------    -----------
CASH AND CASH EQUIVALENTS, end of period .......   $  10,620,477    $ 3,365,603
                                                   =============    ===========
SUPPLEMENTAL DISCLOSURES:

   Common stock issued pursuant to an agency
     agreement for a private placement .........   $        --      $   250,000
   Common stock issued pursuant to the
     amalgamation ..............................            --          170,116
   Common stock issued pursuant to the
     acquisition ...............................     153,091,430           --

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   SEVEN SEAS PETROLEUM INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                (In U.S. Dollars)

1.       NATURE OF OPERATIONS:

Seven Seas Petroleum Inc. (a Yukon Territory, Canada, corporation) was formed on February 3, 1995. Seven Seas Petroleum Inc. and its subsidiaries, Seven Seas Petroleum Holdings Inc., Seven Seas Petroleum Argentina Inc., Seven Seas Petroleum Australia Inc., Seven Seas Petroleum Colombia Inc., Seven Seas Petroleum Mediterranean Inc., Seven Seas Petroleum Turkey Inc., Seven Seas Petroleum PNG Inc., Seven Seas Petroleum U.S.A. Inc., GHK Company Colombia, Esmeralda LLC and Cimarrona LLC, are collectively referred to herein as "Seven Seas" or "the Company." The Company's business is to acquire, explore and develop interests in oil and gas projects worldwide.

At December 31, 1996, the Company's unevaluated oil and gas interests were recently acquired and are in the initial stages of evaluation and development. Accordingly, the recoverability of such amounts is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development, production and sales of these reserves. Recoverability is also dependent on the Company's ability to finance the exploration and development activities through operations or outside financing.

2.       BUSINESS COMBINATION:

On June 29, 1995, the Supreme Court of British Columbia approved an amalgamation of Seven Seas and Rusty Lake Resources Ltd. Stockholders of Rusty Lake Resources Ltd. were issued one common share in Seven Seas, the new company after the amalgamation, for each 35 common shares held in Rusty Lake Resources Ltd. Additional shares of Seven Seas were issued in settlement of certain indebtedness of Rusty Lake Resources Ltd. This transaction has been reflected as an acquisition by Seven Seas using the purchase method of accounting. The net assets of Rusty Lake Resources Ltd. were recorded on the books of Seven Seas as follows:

             Marketable securities                      $   3,370
             Goods and services tax receivable              3,099
             Resource properties                          115,693
             Other assets (organization costs)             87,481
             Accounts payable                             (39,527)
             Share capital (680,464 shares)              (170,116)

On July 26, 1996, the Company acquired 100 percent of the outstanding stock which represented 100 percent of the voting shares held in GHK Company Colombia and Esmeralda LLC. Additionally, on the same date, the Company acquired 62.963 percent of the outstanding shares and voting stock in Cimarrona LLC. This transaction has been reflected as an acquisition by Seven Seas using the purchase method of accounting. Seven Seas issued to the stockholders in GHK Company Colombia, Esmeralda LLC and Cimarrona LLC a combination of preferred shares and special warrants which are exchangeable into a total of 16,777,143 common shares upon the earlier of the receipting of a prospectus qualifying the exchange, or one year from the closing of the transaction. Of the 16,777,143 preferred shares and special warrants, 5,002,972 preferred shares were issued for all of the common shares in GHK Company Colombia, 4,469,028 special warrants were issued for all of the common shares in Esmeralda LLC and 7,305,143 special warrants were issued for 62.963 percent of the common shares in Cimarrona LLC. The remaining 37.037 percent interest in Cimarrona represents a minority interest which is reflected as such on the balance sheet. The 16,777,143 preferred shares and special warrants were recorded based on the closing stock price of Seven Seas on July 26, 1996, at $9.125, totaling $153,091,430. Net assets acquired include $153,122,523 assigned to oil and gas properties (which are subject to future evaluation based on further appraisal drilling) and other nominal net working capital, less amounts attributable to the minority interest in Cimarrona LLC. Any income and expenditures incurred by these three entities after July 26, 1996, are included in the current year's statement of operations and accumulated deficit.

Of the 16,777,143 preferred shares and special warrants issued, 11,744,000 are held subject to an escrow agreement, whereby one-third of the Securities are released each year for three years. The Securities may be released earlier based upon a valuation of the Seven Seas interests in the contract areas. Collectively, the acquisition of these three companies resulted in the purchase of an additional 36.7 percent participating interest in the Dindal and Rio Seco Blocks in Colombia in which the Company previously held a 15 percent participating interest. All three entities were oil and gas exploration companies whose only material asset was the participating interest they held in the Dindal and Rio Seco Association contracts in Colombia.

3.       SUMMARY OF SIGNIFICANT

    ACCOUNTING POLICIES:

The Company follows accounting principles generally accepted in Canada. A summary of the Company's significant policies is set out below.

CONSOLIDATION

These consolidated financial statements include the accounts of Seven Seas Petroleum Inc. and its wholly owned subsidiaries named in Note 1.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include bank deposits and short-term investments which, upon acquisition, have a maturity of three months or less.

MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost or market value. Declines in market value below carrying value are written down through earnings. Marketable securities include $14,700 which is restricted until June 4, 1997.

OIL AND GAS INTERESTS

The Company follows the full-cost method of accounting for oil and natural gas operations, whereby all costs incurred for exploration and development of oil and natural gas properties are capitalized in country-by-country cost centers. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and nonproductive wells, related plant and production equipment costs, carrying costs of nonproductive properties and that portion of administration costs applicable to exploration and development activities. Proceeds received from the disposal of properties are normally credited against accumulated costs. No gains or losses are recognized upon the disposition of oil and natural gas properties except under circumstances which result in a major disposal of reserves.

The costs of acquiring and evaluating properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When evaluated reserves are assigned or when the property is considered impaired, the cost of the property is added to the costs subject to depletion. Depletion is recorded on the unit-of-production basis. If the net capitalized costs of oil and gas properties (net of recorded deferred taxes and accumulated provision for site restoration and abandonment costs) in a cost center exceed an amount equal to the sum of the undiscounted estimated future net revenues from evaluated oil and gas reserves in the cost center (net of site restoration and abandonment costs, interest, production-related general and administrative costs) and the costs of properties not being amortized, both adjusted for income tax effects, such excess is charged to expense.

Substantially all the Company's exploration and production activities are conducted jointly with others, and the accounts reflect only the Company's proportionate interest in such activities.

FOREIGN CURRENCY TRANSLATION

The Company's reporting and functional currency is U.S. dollars. Foreign operations which generally are financially and operationally interdependent with the parent company are accounted for using the temporal method. Monetary items are translated using the exchange rate in effect at the balance sheet date; nonmonetary items are translated at historical exchange rates. Revenues and expenses are translated at the average rates in effect on the dates they occur. No material translation gains or losses were recorded during the period.

INCOME TAXES

The deferral method of tax allocation is followed under which the income tax provision is based on the results of operations reported in the accounts. The difference between the income tax provision and taxes currently payable would be reflected as deferred income taxes. For the year ended December 31, 1996, the Company has recorded tax expense of $2,338. No deferred tax benefits have been recognized for 1996 or 1995 because the realization of these tax benefits cannot be reasonably assured.

FIXED ASSETS

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over three to five years.

ORGANIZATION COSTS

Organization costs represent the normal cost of incorporating the Company. In association with the amalgamation agreement with Rusty Lake Resources Ltd., organization costs of $87,481 were recorded to reflect the excess purchase price of Seven Seas common shares provided to Rusty Lake Resources Ltd. stockholders over and above the net asset value of Rusty Lake Resources Ltd. as of June 29, 1995. Organization costs are being amortized on a straight-line basis over two years.

EARNINGS PER SHARE

Basic earnings (loss) per common share are calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented as it is antidilutive.

4.       CASH AND CASH EQUIVALENTS:

                                                        DECEMBER 31
                                                 ------------------------
                                                     1996         1995
                                                 -----------   ----------

      Cash                                       $   170,684   $   53,103
      Short-term investments                      10,449,793    3,312,500
                                                 -----------   ----------

           Total cash and cash equivalents       $10,620,477   $3,365,603
                                                 ===========   ==========

The carrying value of short-term investments approximates fair value.

5.       INVESTMENT IN OIL AND GAS INTERESTS:

                                                                   Inception
                                                  Year Ended        Through
                                                 December 31,     December 31,
                                                     1996             1995
                                                 -------------    -----------
 Costs incurred-
    Evaluated producing properties               $     802,737    $      --
    Evaluated nonproducing properties                  808,928           --
    Unevaluated nonproducing properties            151,568,482           --
    Exploration costs                                5,778,642      1,696,943
                                                 -------------    -----------
          Total oil and gas costs incurred         158,958,789      1,696,943

    Less- Exploration expense                           (4,910)    (1,122,806)
                                                 -------------    -----------
          Capitalized costs                      $ 158,953,879    $   574,137
                                                 =============    ===========

EXPLORATION COSTS

The Company has been involved in exploration activities in Colombia, Australia, Argentina, Turkey and Papua New Guinea and, also, the Company purchased an option for the right to participate in future exploration activities in North Africa, but the option was never exercised. Additionally, the Company acquired oil and gas properties in Columbia during 1996 totaling $153,122,523 and $57,624 of exploration costs were incurred also in 1996 which were reclassified as evaluated oil and gas interests. In the third and fourth quarters of 1996, the Company had oil and gas sales of $233,682 which pertained solely to production testing of two wells located in Colombia. During the period ending December 31, 1995, exploration costs incurred of $622,006 in Argentina and $500,800 for the option in North Africa were expensed.

On May 16, 1995, the Company entered into an agreement whereby Seven Seas purchased an option for $500,000 to acquire a 5 percent participating interest in three exploration blocks in North Africa upon completion of the first exploration well drilled. The first exploration well was completed as a dry hole in July of 1995. After careful review, Seven Seas decided not to exercise its option. The cost of the well and the option, $500,000, plus additional costs of $800 incurred toward purchasing this option, were originally recorded as unevaluated oil and gas interests and were subsequently expensed.

The El Catamarqueno X-1 test well on the Sur Rio Deseado Block in the San Jorge Basin, Argentina, was determined to be unsuccessful during January of 1996. The Company determined that further drilling on the block was not justified and, therefore, expensed exploration interests in Argentina of $622,006.

Empresa Colombiana de Petroleos, the Colombian national oil company (Ecopetrol), has the right to back into Seven Seas Dindal and Rio Seco Association contracts in Colombia upon declaration of commerciality at an initial 50 percent participating interest. Ecopetrol's interest can increase based upon accumulated production levels. Ecopetrol will at the time of commerciality bear 50 percent of the future costs in the field and reimburse the other parties in these two blocks for 50 percent of previously incurred costs associated with successful exploratory and appraisal wells.

The Company had capitalized exploration costs as follows, which included capitalized general and administrative costs of $140,628 as of December 31, 1996, and $130,866 as of December 31, 1995:

                                                   1996        1995
                                                ----------   --------

          Colombia                              $5,876,960   $369,723
          Australia                                454,565    193,280
          Turkey                                      --        4,552
          Papua New Guinea                          16,344      6,582
                                                ----------   --------
               Total exploration costs          $6,347,869   $574,137
                                                ==========   ========

6.       INCOME TAXES:

The income tax benefit for the year ended December 31, 1996 and 1995, is calculated by applying Canadian federal and provincial statutory tax rates to pretax income with adjustments as set out in the following table:

                                                                Inception
                                                 Year Ended      Through
                                                December 31,   December 31,
                                                    1996          1995
                                                 -----------    ---------
      Expected income tax benefit at 45%         $(1,015,440)   $(953,993)
        Benefits of losses not recognized          1,015,440      953,993
        Canadian income tax expense                    2,338         --
                                                 -----------    ---------

        Income tax expense                       $     2,338    $    --
                                                 ===========    =========

7.       SHARE CAPITAL:

                                                   Number of
                                                  Outstanding
                                                     Common
                                                     Shares        Value
                                                   ----------   -----------
   Shares issued to founder for cash                1,000,000   $         1
   Private placement of common shares for cash     10,666,666     6,000,000
   Shares issued in settlement of agents' fees        333,333       250,000
   Shares issued on conversion of notes payable       403,350       100,838
   Shares issued on conversion of common shares       277,114        69,278
   Less- Share issue cost                                --        (250,000)
                                                   ----------   -----------

   Balance at December 31, 1995                    12,680,463     6,170,117
   Shares issued to Company's 401(k) plan              10,000        78,750
   Shares issued on exercise of options               625,333       532,749
                                                   ----------   -----------
   Balance at December 31, 1996                    13,315,796   $ 6,781,616
                                                   ==========   ===========

The Company periodically issues incentive stock options to officers, directors and employees of the Company, exercisable at the approximate prevailing market prices at the time of issue. As of December 31, 1995, there were 990,000 options for common shares outstanding to directors, officers and employees of the Company under the 1995 stock option plan and, as of December 31, 1996, there were 1,164,667 options for common shares outstanding. Of the outstanding options at December 31, 1996, a total of 374,667 options have an exercise price of $.75 and 390,000 options have an exercise price of $7.125, while the remaining 400,000 options have an exercise price of $18.75. All options vest immediately and expire between March 2000 and November 2001.

A brokered private placement involving the issuance of 2,000,000 special warrants at $2.75 per warrant for a net offering after commissions and expenses of $5,095,548 was completed in Canada on March 15, 1996. Each special warrant is convertible into one unit. Each unit consists of one share of common stock and a one-half common share purchase warrant at $3.50 per full share. The warrants are convertible at the earlier of (a) one year from date of issuance or (b) the date a receipt is issued for a prospectus qualifying the conversion in the appropriate jurisdictions (see Subsequent Events).

A brokered private placement involving the issuance of 500,000 special warrants at $15.00 per warrant for a net offering after commissions and expenses of $7,013,370 was completed in Canada on October 16, 1996. Each special warrant is convertible into one unit. Each unit consists of one share of common stock and a one-half common share purchase warrant at $18.50 per full share. The warrants are convertible at the earlier of (a) one year from date of issuance or (b) the date a receipt is issued for a prospectus qualifying the conversion in the appropriate jurisdictions (see Subsequent Events).

The proceeds of the March 15 and October 16, 1996, private placements will be used for additional drilling, seismic and production facilities on the Company's
51.7 percent participating interest in the Emerald Mountain, Colombia, oil discovery and for further exploration activities.

See Note 2 for discussion of other securities issued.

8.       COMMITMENTS AND CONTINGENCIES:

The Company is committed to make minimum payments under contracts for certain office facilities and equipment. Amounts due under these contracts as of December 31, 1996, are as follows: $63,799 for 1997, $54,902 for 1998, $25,138 for 1999 and none thereafter.

Two wells estimated at a total cost of $7,600,000 are required to be drilled on the Company's Rio Seco and Dindal Blocks in Colombia by August and September 1997, respectively, to fulfill the Company's 1997 work commitment on these two blocks. The Company will be required to pay its proportionate share of the total cost of these two wells.

9.       SUBSEQUENT EVENTS:

On March 5, 1997, the Company acquired 100 percent of the outstanding stock which represented 100 percent of the voting shares held in Petrolinson, S.A. The terms of the transaction were agreed to in a letter of intent dated November 22, 1996. The principal asset owned by Petrolinson, S.A., is a 6 percent participating interest in the Dindal and Rio Seco Association contracts. As consideration for the 6 percent interest in the Dindal and Rio Seco Association contracts, Seven Seas issued to the sole stockholder in Petrolinson, S.A., 1,000,000 common shares of Seven Seas Petroleum Inc. common stock. The common shares issued to Petrolinson, S.A., will be subject to an escrow agreement, the terms of which provide for a 120-day escrow of shares commencing from March 5, 1997. This 6 percent interest will be carried through exploration by the other 94 percent participating interest parties. This transaction will be reflected in 1997 as an acquisition by Seven Seas using the purchase method of accounting. The 1,000,000 shares will be recorded based on the average closing stock price of Seven Seas for the period beginning 30 days prior to and 30 days subsequent to November 22, 1996, or $18.55. This represents a transaction cost of $18,550,000. Net assets acquired include $18,537,321 assigned to oil and gas properties (which are subject to future evaluation based on further appraisal drilling) and other nominal net working capital.

On February 6, 1997, approvals were granted by the Ontario Securities Commission, British Columbia Securities Commission and the Alberta Securities Commission receipting a prospectus filed to qualify 2,500,000 special warrants as common stock pertaining to the March and October 1996 financings. Additionally, the prospectus qualified 11,774,171 special warrants and 5,002,972 preferred shares as common stock which was issued in connection with the acquisition of a 36.7 percent participating interest in the Dindal and Rio Seco Association contracts in Colombia by the Company on July 26, 1996.

10.      DIFFERENCES IN GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES BETWEEN
         CANADA AND THE UNITED STATES:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. No material modifications would be necessary to the financial statements to comply with generally accepted accounting principles in the United States.

11.      SUPPLEMENTAL OIL AND GAS

     INFORMATION (UNAUDITED):

PRODUCING PROPERTIES

Proved reserves represent estimated quantities of crude oil which geological and engineering data demonstrate to be reasonably recoverable in the future from known reservoirs under existing economic and operating conditions. Estimates of proved developed oil reserves are subject to numerous uncertainties inherent in the process of developing the estimates including the estimation of the reserve quantities and estimated future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quantity and quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Additionally, the estimated volumes to be commercially recoverable may fluctuate with changes in prices of oil. The proved reserves at December 31, 1996, are based only upon the results of the drilling of the El Segundo No. 1 well on the Dindal Block in Colombia.

Estimates of future recoverable oil reserves and projected future net revenues were provided by Sproule International Limited. The Company's proved reserves were comprised entirely of crude oil in Colombia and are stated in barrels.

Proved developed and undeveloped reserves (number of barrels at December 31, 1996):

            Beginning of year                                  --
            Additions                                       818,000
                                                            -------
            End of year                                     818,000
                                                            =======
            Proved developed reserves at end of year        408,000
                                                            =======


The following table presents the standardized measure of discounted future net cash flows relating to proved oil reserves. Future cash inflows and costs were computed using prices and costs in effect at the end of the applicable year without escalation. Crude oil prices at December 31, 1996, were $25.93 per barrel for West Texas Intermediate as compared to the average for the year of $22.13. Therefore, a crude price of $22.13 unescalated, less a $3.00 gravity adjustment, was used in calculating the standardized measure of discounted future net cash flows, as the December 1996 year-end price of $25.93 was not representative of current or future pricing. Future income taxes were computed by applying the appropriate statutory income tax rate to the pretax future net cash flows reduced by future tax deductions and net operating loss carryforwards.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     Future cash inflows                                        $12,520,000
     Future costs-
        Production                                                2,112,000
        Development                                               1,939,000
                                                                -----------

     Future net cash flows before income taxes                    8,469,000
     Future income taxes                                          4,027,000
                                                                -----------

     Future net cash flows                                        4,442,000
     10% discount factor                                            641,000
                                                                -----------

     Standardized measure of discounted future net cash flows   $ 3,801,000
                                                                ===========

The standardized measure of discounted future net cash flows does not purport to present the fair market value of the Company's proved reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of evaluated reserves, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.